Filed Pursuant to Rule 424(b)(3)
File No. 333-178969

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated January 11, 2012)

$

STIFEL FINANCIAL CORP.

    % Senior Notes due December 2022

The Company: We are a financial holding company that conducts its banking, securities and financial services business through several wholly owned subsidiaries. Our broker-dealer affiliates provide securities brokerage, investment banking, trading, investment advisory and related financial services to individual investors, professional money managers, businesses and municipalities.

The Offering: We are offering $             principal amount of     % Senior Notes due 2022 (the “notes”). Interest on the notes will accrue from December    , 2012 and will be paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013. The notes will mature on December 31, 2022. We may redeem the notes in whole or in part on or after December 31, 2015 at our option at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption, as described under “Description of Notes—Optional Redemption.” The notes will be issued in denominations of $25 and in integral multiples thereof.

The notes will be our general unsecured senior obligations, will rank equally with all of our existing and future senior unsecured indebtedness and will be senior to any other indebtedness expressly made subordinate to the notes. The notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the value of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables.

Investing in our notes involves risks that are described in the “Risk Factors” section beginning on page S-6 of this prospectus supplement, and the documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We intend to apply to list the notes on the New York Stock Exchange (“NYSE”) and expect trading in the notes to begin within 30 days of December    , 2012, the original issue date.

	Per Note		Total
Public offering price(1)		%	$
Underwriting discount		%	$
Proceeds, before expenses, to us(1)		%	$

(1)	Plus accrued interest from December , 2012, if settlement occurs after that date.

The underwriters may also purchase up to an additional $    principal amount of notes from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover overallotments, if any. If the underwriters exercise this option in full, the total underwriting discount will be $            , and our total proceeds, before expenses, will be $            .

The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about December     , 2012.

Joint Book-Running Managers

Stifel Nicolaus Weisel	BofA Merrill Lynch	Morgan Stanley

Keefe, Bruyette & Woods
JMP Securities
US Bancorp

The date of this prospectus supplement is December    , 2012.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this notes offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to Stifel Financial Corp. (“Stifel”), and its wholly-owned subsidiaries, including Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) and Stifel Bank & Trust (“Stifel Bank”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based upon our current expectations and projections about future events. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect” and similar expressions. These forward-looking statements cover, among other things, statements made about the general economic, political, regulatory, and market conditions, the investment banking and brokerage industries, our objectives and results, and also may include our belief regarding the effect of various legal proceedings, management expectations, our liquidity and funding sources, counterparty credit risk, or other similar matters. All statements in this prospectus and the information incorporated by reference in it not dealing with historical results are forward-looking and are based on various assumptions. The forward-looking statements in this prospectus and the information incorporated by reference in it are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition, our past results of operations do not necessarily indicate our future results. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include: the ability to successfully integrate acquired companies or the branch offices and financial advisors, including our recently announced contemplated acquisition of KBW, Inc., which we anticipate closing in the first quarter of 2013; a material adverse change in our financial condition; the risk of borrower, depositor and other customer attrition; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting our operations, pricing and services; and the risks and other factors set forth in “Risk Factors” beginning on page S-6 of this prospectus supplement. Forward-looking statements speak only as to the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. We disclaim any intent or obligation to update these forward-looking statements.

S-ii

SUMMARY

The following information about this offering summarizes, and should be read in conjunction with, the information contained in this prospectus supplement and in the accompanying prospectus, and the documents incorporated therein by reference.

About Stifel Financial Corp.

We are a financial holding company headquartered in St. Louis. Our principal operating subsidiaries are Stifel Nicolaus, a full-service retail and institutional brokerage and investment bank, which operates under both the Stifel Nicolaus and Stifel Nicolaus Weisel names, and Stifel Bank, a retail and commercial bank.

With our century-old operating history, we have built a diversified business serving private clients, institutional investors and investment banking clients located across the country. Our principal activities are:

•	Private client services, including securities transaction and financial planning services;
•	Institutional equity and fixed income sales, trading and research, and municipal finance;
•	Investment banking services, including mergers and acquisitions, public offerings and private placements; and
•	Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional and corporate clients quality, personalized service, with the theory that if we place clients’ needs first, both our clients and our company will prosper. Our unwavering client and employee focus have earned us a reputation as one of the leading brokerage and investment banking firms off Wall Street.

We have grown our business both organically and through opportunistic acquisitions, including our acquisition of the capital markets business of Legg Mason from Citigroup in 2005; our acquisitions of Ryan Beck & Co., Inc. in February 2007 and FirstService Bank in April 2007; our acquisition of ButlerWick & Co., Inc. in 2008; our acquisition of 56 branches from the UBS Wealth Management Americas branch network in 2009; our acquisition of Thomas Weisel Partners Group, Inc. in July 2010; and our acquisition of Stone & Youngberg in October 2011. Throughout the course of the integration of these businesses, our highly variable cost structure has enabled us to achieve consistent core earnings profitability while growing net revenue for 15 consecutive years.

We primarily operate our business through two segments, Global Wealth Management and Institutional Group. Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bank. The Private Client Group provides securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to our clients through Stifel Bank. Stifel Bank provides residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

Our Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions, with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

For the year ended December 31, 2011, Global Wealth Management net revenues increased 7.7% to a record $908.2 million from $843.3 million in 2010. For the nine months ended September 30, 2012, Global Wealth Management net revenues increased 8.3% to a record $740.1 million from $683.6 million for the comparable period in 2011. For the year ended December 31, 2011, Institutional Group net revenues decreased 6.4% to $507.4 million from $541.8 million in 2010. For the nine months ended September 30, 2012, Institutional Group net revenues increased 21.5% to $453.5 million from $373.2 million for the comparable period in 2011.

We believe that our Global Wealth Management segment provides balance with respect to our Institutional Group segment and creates a stable base of revenue that helps us achieve consistent profitability through market cycles.

Our customers include individuals, corporations, municipalities, and institutions. Although we have customers throughout the United States, our major geographic areas of concentration are in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast, and Western United States. No single client accounts for a material percentage of any segment of our business. Our inventory, which we believe is of modest size and intended to turn over quickly, exists to facilitate order flow and support the investment strategies of our clients. Although we do not engage in significant proprietary trading for our own account, the inventory of securities held to facilitate customer trades and our market-making activities are sensitive to market movements. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket, and the majority of customer assets we manage are held at third parties. We do not hold sovereign debt of countries that are part of the European Union. We believe that our broad platform, fee-based revenues, and strong distribution network position us well to take advantage of current trends within the financial services sector.

Recent Developments

On November 5, 2012, we and KBW, Inc., a Delaware corporation (“KBW”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subsequently, SFKBW One, Inc., a Delaware corporation and our direct, wholly owned subsidiary (“Merger Subsidiary”), and SFKBW Two, LLC, a Delaware limited liability company and our direct, wholly owned subsidiary, which is disregarded from us (“Successor Subsidiary”), acceded to the Merger Agreement and became parties thereto for all purposes set forth therein. Pursuant to the Merger Agreement, Merger Subsidiary will merge with and into KBW, whereupon the separate existence of Merger Subsidiary will cease, and KBW will be the surviving corporation (the “Merger”). The Merger Agreement further provides that immediately after the effectiveness of the Merger, KBW will be merged with and into Successor Subsidiary, with Successor Subsidiary continuing as the surviving entity in such merger as our direct wholly owned subsidiary.

Pursuant to the Merger Agreement, each outstanding share of KBW common stock (other than certain restricted shares) will be converted into the right to receive cash consideration of $10.00 less the per share amount of any KBW cash dividends other than ordinary quarterly dividends paid until December 31, 2012, and a portion of a share of our common stock equal to (i) $7.50 divided by (ii) the average volume weighted average price per share of our common stock for the last ten trading days prior to the closing date (the “Exchange Ratio”), subject to withholding of any applicable taxes and provided that such average of such volume weighted average stock prices for the purposes of such calculation cannot be less than $29.00 per share nor greater than $35.00 per share. If the average of such volume weighted average stock prices for purposes of such calculation is less than $29.00 per share or greater than $35.00 per share, the Exchange Ratio will be fixed at 0.2586 shares of our common stock or 0.2143 shares of our common stock, respectively. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share on KBW’s common stock, which was paid on December 17, 2012. Pursuant to the Merger Agreement, KBW may not declare another extraordinary dividend prior to the Merger.

The Exchange Ratio will be determined shortly before completion of the Merger. On December 17, 2012, the latest practicable date before the date of this prospectus supplement, our common stock closed on the NYSE, at $31.18. The average of the daily volume weighted average trading price per share of our common stock on the last ten trading days before December 17, 2012, was $30.41. If this was the volume weighted average trading price per share of our common stock used to calculate the Exchange Ratio, the Exchange Ratio would be 0.2466, which would result in total consideration of $15.50 (assuming the $2.00 extraordinary dividend declared on November 29, 2012 was paid prior to such hypothetical closing date). The actual Exchange Ratio and, accordingly, the actual number of shares of our common stock issued in respect of each share of KBW common stock in the Merger, may differ from this example and will not be known until the valuation period is complete.

The Merger is expected to close during the first quarter of 2013, subject to adoption of the Merger Agreement by KBW’s stockholders, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the required regulatory approvals having been obtained and being in full force and effect and other usual and customary closing conditions. On November 23, 2012, the Federal Trade Commission granted early termination of the waiting period under the HSR Act.

Upon consummation of the Merger, our board of directors will be increased by two members and such newly-created vacancies will be filled by two current directors of KBW, Thomas B. Michaud and an individual reasonably designated by KBW from among those individuals serving as directors of KBW immediately prior to the consummation of the Merger, who will be “independent” as such term is applied under the corporate governance standards of our board of directors.

THE OFFERING

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the notes. All capitalized terms not defined herein have the meanings specified in “Description of Notes.”

Issuer	Stifel Financial Corp., a Delaware corporation.

Notes Offered	$ million aggregate principal amount of % notes due 2022 ($ million aggregate principal amount if the underwriters’ over-allotment option is exercised in full).

Offering Price	% of the principal amount.

Maturity	The notes will mature on December 31, 2022, unless redeemed prior to maturity.

Interest Rate and Payment Dates	We will pay % interest per annum on the principal amount of the notes, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013, and at maturity.

Ranking	The notes will be our general unsecured senior obligations, will rank equally in right of payment with all of our existing and future senior unsecured indebtedness and will be senior to any other indebtedness expressly made subordinate to the notes. The notes will be effectively subordinated in right of payment to all of our existing and future secured obligations to the extent of the value of the assets securing such indebtedness. The notes will be structurally subordinated to all existing and future indebtedness and liabilities of our subsidiaries.

Optional Redemption	We may redeem the notes, in whole or in part, on or after December 31, 2015 at our option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. See “Description of Notes—Optional Redemption” for additional details.

Use of Proceeds	We will use the net proceeds from this offering for general corporate purposes. For additional information, see “Use of Proceeds.”

Further Issuances	We may create and issue further notes ranking equally and ratably with the notes in all respects, so that such further notes shall constitute and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Listing	We intend to apply to list the notes on the NYSE. We expect trading in the notes to begin within 30 days of December , 2012, the original issue date.

Form and Denomination	The notes will be issued in fully registered form in denominations of $25 and integral multiples thereof.

Trustee and Paying Agent	U.S. Bank National Association.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Conflicts of Interest	Stifel, Nicolaus and Company, Incorporated (“Stifel Nicolaus”), our broker-dealer subsidiary, is a member of the Financial Industry Regulatory Authority (“FINRA”) and will participate in the distribution of the notes. Since we own more than 10% of the common equity of Stifel Nicolaus, a “conflict of interest” exists for Stifel Nicolaus within the meaning of FINRA Rule 5121(f)(5)(B). Additionally, Stifel Nicolaus and one or more of its affiliates, as defined in FINRA Rule 5121, will have a conflict of interest as defined in Rule 5121(f)(5)(c)(ii) due to the receipt of more than 5% of the net offering proceeds. Accordingly, this offering will be conducted pursuant to Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because the securities offered are investment grade rated or are securities in the same series that have equal rights and obligations as investment grade rated securities. To comply with Rule 5121, the underwriters will not confirm sales of the securities to any account over which Stifel Nicolaus exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

RISK FACTORS

Before you invest in our notes, you should know that making such an investment involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference, including risk factors contained in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011, before purchasing the notes offered pursuant to this prospectus supplement. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occurs, our business, financial condition or results of operations could be negatively affected.

Risks Relating to This Offering

Increased leverage as a result of this offering may harm our financial condition and results of operations.

As of September 30, 2012, our total long-term debt was approximately $262.8 million. As of September 30, 2012, we had approximately $97.9 million of consolidated secured, short-term indebtedness, all of which is held at our subsidiaries.

Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our financial obligations, including those relating to the notes;
•

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;
•	it may limit our ability to refinance all or a portion of our indebtedness on or before maturity;
•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and
•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the notes. In addition, we may incur additional indebtedness in the future, and, as a result, the related risks that we now face, including those described above, could intensify. The indenture for the notes will not restrict our ability to incur additional indebtedness.

The notes are our obligations and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors.

The notes are exclusively our obligations and not those of our subsidiaries. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us would be subject to regulatory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, therefore, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including senior and subordinated debtholders and general trade creditors. As of September 30, 2012, we had approximately $97.9 million of consolidated secured, short-term indebtedness, all of which is held at our subsidiaries. In the event of any such distribution of assets of Stifel Bank, the claims of depositors and other general or subordinated creditors would be entitled to priority over the claims of holders of the notes. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us.

We have made only limited covenants in the indenture governing the notes, and these limited covenants may not protect your investment.

The indenture governing the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;
•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;
•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;
•	restrict our ability to repurchase our securities;
•	restrict our ability to pledge our assets or those of our subsidiaries; or
•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control and does not require us to repurchase the notes upon a change of control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

We may redeem the notes before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the notes at any time after December 31, 2015. The redemption price will equal the principal amount being redeemed, plus accrued and unpaid interest to the redemption date. See “Description of the Notes—Optional Redemption.” If a redemption does occur, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the notes.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there is currently no public market. Although we intend to apply to list the notes on the NYSE, we cannot assure you that the notes will be approved for listing. The notes have not been approved for listing as of the date of this prospectus supplement. We have been informed by the underwriters that they intend, but are not obligated, to make a market for the notes should the notes not be approved for listing. If such a market were to develop, on the NYSE or otherwise, the notes could trade at prices which may be higher or lower than the initial offering price depending on many factors independent of our creditworthiness, including, among other things:

•	the time remaining to the maturity of the notes;
•	their subordination to the existing and future liabilities of our company and our subsidiaries;
•	the outstanding principal amount of the notes; and
•	the level, direction and volatility of market interest rates generally.

An adverse rating of the notes may cause their trading price to fall.

We expect that the notes will be rated, and a rating agency may assign a rating to the notes that is lower than the ratings assigned to our other debt. A rating agency may also lower ratings on the notes in the future. If a rating agency assigns a lower-than-expected rating or reduces, or indicates that it may reduce, its ratings in the future, the trading price of the notes could significantly decline.

Our credit rating may not reflect all risks of an investment in the notes and there is no protection in the indenture for holders of the notes in the event of a ratings downgrade.

Our credit rating is an assessment by a rating agency of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit rating will generally affect the market value of the notes. The credit rating may not reflect the potential impact of risks relating to structure or marketing of the notes. A credit rating is not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. Neither we nor any underwriter undertakes any obligation to maintain the ratings or to advise holders of notes of any change in ratings. A credit rating by one agency should be evaluated independently of the credit ratings assigned by other agencies.

Our results of operations may be adversely affected by conditions in the global financial markets and economic downturn.

We are engaged in various financial services businesses. As such, we are generally affected by domestic and international macroeconomic and political conditions, including levels of economic output, interest and inflation rates, employment levels, consumer confidence levels, and fiscal and monetary policy. These conditions may directly and indirectly impact a number of factors in the global financial markets that may be detrimental to our operating results, including the levels of trading, investing, and origination activity in the securities markets, security valuations, and the absolute and relative level and volatility of interest rates.

During the last five years we have experienced operating cycles during generally weak and uncertain U.S. and global economic conditions, including lower levels of economic output, artificially maintained levels of historically low interest rates, high rates of unemployment, and significant uncertainty with regards to fiscal and monetary policy both domestically and abroad. These conditions have led to several factors in the global financial markets that have negatively impacted our net revenue and profitability. While select factors indicate signs of improvement, significant uncertainty remains. A period of sustained downturns and/or volatility in the securities markets, further reductions to the general level of short term interest rates, a return to increased dislocations in the credit markets, and other negative market factors may significantly impair our revenues and profitability. We may experience a decline in commission revenue from a lower volume of trades we execute for our clients, a decline in fees from reduced portfolio values of securities managed on behalf of our clients, a reduction in revenue from the number and size of transactions in which we provide underwriting, financial advisory and other services, losses sustained from our customers and market participants failure to fulfill their settlement obligations, reduced net interest earnings, and other losses. These periods of reduced revenue and other losses may be accompanied by periods of reduced profitability because certain of our expenses, including, but not limited to, our interest expense on debt, rent and facilities and salary expenses, are fixed and, our ability to reduce them over short periods of time is limited.

In August 2011, the credit rating agency Standard & Poor’s (“S&P”) lowered its long term sovereign credit rating on the U.S. from AAA to AA+, while maintaining a negative outlook. The downgrade reflected S&P’s view that an August 2011 agreement of U.S. lawmakers regarding the debt ceiling fell short of what would be necessary to stabilize the U.S. government’s medium term debt dynamics. The two other major credit rating agencies did not downgrade their previously issued U.S. sovereign credit ratings. The current uncertainty over the U.S. fiscal policy, commonly referred to as the “fiscal cliff,” and the resulting tax increases and spending cuts in the U.S. in 2013 could lead to future or further downgrades of the U.S. sovereign credit rating by one or more of the major credit rating agencies. We have specific concerns relating to such downgrades, which could have material adverse impacts on financial markets and economic conditions in the U.S. and throughout the world and, in turn, could have a material adverse effect on our business, financial condition and liquidity. Because of the unprecedented nature of any negative credit rating actions with respect to U.S. government obligations, the ultimate impacts on global markets and our business, financial condition and liquidity are unpredictable and may not be immediately apparent.

Additionally, the negative impact on economic conditions and global markets from further European Union’s (“EU”) sovereign debt matters could adversely affect our business, financial condition and liquidity. Concerns about the EU sovereign debt have caused uncertainty and disruption for financial markets globally, and continued uncertainties loom over the outcome of the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles.

Our businesses and earnings are affected by the fiscal and other policies adopted by various regulatory authorities of the U.S., non-U.S. governments and international agencies. The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the U.S. The federal policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments. The market impact from such policies can also materially decrease the value of certain of our financial assets, most notably debt securities. Changes in the federal policies are beyond our control and, consequently, the impact of these changes on our activities and results of our operations is difficult to predict.

U.S. state and local governments also continue to struggle with budget pressures caused by the recent recession, and concerns regarding municipal issuer credit quality, which may be exacerbated by federal spending cuts that could occur as a result of or in connection with the fiscal cliff. If these trends continue, investor concerns could potentially reduce the number and size of transactions in which we participate and in turn reduce investment banking revenues. The number and size of transactions in which we participate may also be negatively impacted by tax increases as a result of or in connection with the fiscal cliff.

In addition, in certain transactions, we are required to post collateral to secure our obligations to our counterparties. In the event of a bankruptcy or insolvency proceeding involving such counterparties, we may experience delays in recovering our assets posted as collateral or may incur a loss to the extent that a counterparty was holding collateral in excess of our obligation to such counterparty. There is no assurance that any such losses would not materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence or acts of fraud by our employees.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the financial services industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against broker-dealers and their employees for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by financial advisors or traders, improper recruiting activity and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and while we believe our supervisory procedures are reasonably designed to detect and prevent violations of applicable laws, rules and regulations, we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material.

We were named in a civil lawsuit filed in Wisconsin state court in September 2008 against our company, Stifel Nicolaus, Royal Bank of Canada Europe Ltd. (“RBC”) and certain other RBC entities. The action, and the Securities and Exchange Commission (the “SEC”) action described below, arises out of our role in investments made by five Southeastern Wisconsin school districts (the “school districts”) in transactions involving collateralized debt obligations (“CDOs”). The school districts each formed trusts that made an aggregate of $200 million of investments in CDOs designed to address their other post-employment benefit (“OPEB”) liabilities, and we refer to these trusts as the “OPEB trusts”. The RBC entities structured and served as “arranger” for the CDOs, and we served as the placement agent/broker in connection with the transactions. As we previously disclosed, we entered into a settlement of this lawsuit in March 2012. The settlement provides the potential for the plaintiffs to obtain significant additional damages from the RBC entities. The school districts are continuing their lawsuit against RBC, and we are pursuing claims against the RBC entities to recover payments we have made to the school districts and for amounts owed to the OPEB trusts. Subsequent to the settlement, RBC asserted claims against the school districts, and our company for fraud, negligent misrepresentation, strict liability misrepresentation and information negligently provided for the guidance of others based upon our role in connection with the school districts’ purchase of the CDOs. RBC has also asserted claims against our company for civil conspiracy and conspiracy to injure in business based upon our company’s settlement with the school districts and pursuit of claims against the RBC entities.

In addition, the SEC filed a civil lawsuit against us in Wisconsin federal district court in August 2011 relating to our role in the above transactions. The SEC has asserted claims under both the Securities Act and the Exchange Act, including Rule 10b-5 of the Exchange Act, alleging both misrepresentations and omissions in connection with the sale of the CDOs to the school districts, as well as the allegedly unsuitable nature of the CDOs. On October 31, 2011, we filed a motion to dismiss the action for failure to state a claim. The federal district court granted in part and denied in part our motion to dismiss. As to those portions of the motion that were granted, the SEC was granted leave to replead, which it has since done by filing an amended complaint.

Although we believe we have meritorious defenses to claims asserted in the SEC’s lawsuit and to the cross-claim filed against us by RBC, and that we have established adequate reserves for losses in these matters, we may be unsuccessful in those defenses (and we may be unsuccessful in our cross-claim against RBC) and the claims could result in losses in excess of our reserves that may be material.

On April 28, 2010, FINRA commenced an administrative proceeding against Thomas Weisel Partners LLC (“TWP”), which company we acquired effective July 1, 2010, involving a transaction allegedly undertaken by a former employee in which approximately $15.7 million of ARS were sold from a TWP account to the accounts of three customers. FINRA alleged that TWP violated various NASD and FINRA rules, as well as Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. TWP’s answer denied the substantive allegations and asserted various affirmative defenses. TWP repurchased the ARS at issue from the customers at par. FINRA sought fines and other relief against TWP and the former employee.

On November 8, 2011, a FINRA hearing panel fined TWP $0.2 million for not having adequate supervisory procedures governing principal transactions in violation of NASD rules and ordered TWP to pay certain administrative fees and costs. The FINRA hearing panel dismissed all other charges against TWP and the former employee. On July 25, 2012, the National Adjudicatory Council considered FINRA’s appeal of the FINRA hearing panel’s decision, which has not yet been determined.

On January 16, 2012, our company and Stifel Nicolaus were named as defendants in a suit filed in Wisconsin state court with respect to Stifel Nicolaus’ role as initial purchaser in a $50.0 million bond offering under Rule 144A in January 2008. The bonds were issued by the Lake of the Torches Economic Development Corporation (“EDC”) in connection with certain new financing for the construction of a proposed new casino, as well as refinancing of indebtedness involving Lac Du Flambeau Band of Lake Superior Chippewa Indians (the “Tribe”), who are also defendants in the action, together with Godfrey & Kahn, S.C. (“G&K”), who served as both issuer’s counsel and bond counsel in the transaction. In an action in federal court in Wisconsin related to the transaction, EDC was successful in asserting before the district court that the underlying bond indenture was void as an unapproved “management contract” under National Indian Gaming Commission regulations, and that accordingly the Tribe’s waiver of sovereign immunity contained in the indenture was void. The United States Court of Appeals for the Seventh Circuit subsequently affirmed that the indenture was void and remanded the case back to the district court for further proceedings. Thereafter, a new federal action was commenced regarding, among other things, the validity of the bond documents other than the bond indenture. Our company and Stifel Nicolaus are defendants in this new federal action.

Saybrook Tax Exempt Investors LLC, a qualified institutional buyer and the sole bondholder through its special purpose vehicle LDF Acquisition LLC (collectively, “Saybrook”), and Wells Fargo Bank, NA, indenture trustee for the bonds (collectively, “plaintiffs”), brought the above-referenced Wisconsin state court suit against EDC, our company and G&K, based on alleged misrepresentations about the enforceability of the indenture and the bonds and the waiver of sovereign immunity. The parties have agreed to stay the state court action until the federal court rules on whether it has jurisdiction over the new federal action. Saybrook is the plaintiff in the new federal action and in the state court action. The plaintiffs allege that G&K represented in various legal opinions issued in the transaction, as well as in other documents associated with the transaction, that (i) the bonds and indenture were legally enforceable obligations of EDC and (ii) EDC’s waivers of sovereign immunity were valid. The claims asserted against us are for alleged breaches of implied warranties of validity and title, securities fraud and statutory misrepresentation under Wisconsin state law, intentional and negligent misrepresentations relating to the validity of the bond documents and the Tribe’s waiver of its sovereign immunity. To the extent EDC does not fully perform its obligations to Saybrook pursuant to the bonds, the plaintiffs seek a judgment for rescission, restitutionary damages, including the amounts paid by the plaintiffs for the bonds, and costs; alternatively, the plaintiffs seek to recover damages, costs and attorneys’ fees from us. On May 2, 2012, we filed a motion to dismiss all of the claims alleged against our company and Stifel Nicolaus in the new federal court action. The case is currently stayed while the federal court considers whether it has jurisdiction over the lawsuit. If the federal court determines it does not have jurisdiction, claims will continue to be litigated in the Wisconsin state court action. While there can be no assurance that we will be successful, we believe we have meritorious legal and factual defenses to the matter, and we intend to vigorously defend the claims but there can be no assurance that we will be successful.

On December 13, 2012, Stifel Nicolaus was named as a defendant in a suit filed in Lac Courte Oreilles Tribal Court in Wisconsin by the Lac Courte Oreilles Band of Lake Superior Chippewa Indians of Wisconsin (the “Oreilles Band”). The lawsuit relates to the alleged actions of Stifel Nicolaus, including by and through a former employee, in public finance transactions in 2003 and 2006. The lawsuit accuses Stifel of breaching alleged fiduciary duties by failing to disclose or concealing certain facts relating to the purchase by Stifel Nicolaus of approximately $31.3 million of bonds issued by the Oreilles Band which were used to, among other things, refund and repurchase various bonds issued by the Oreilles Band in 2003. We are in the early stages of analyzing the underlying facts and the legal claims asserted in the lawsuit. We believe meritorious legal and factual defenses exist and intend to defend the claims vigorously.

While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect our company. We do not carry insurance that would cover payments regarding these liabilities, except for insurance against certain fraudulent acts of our employees. In addition, our bylaws provide for the indemnification of our officers, directors and employees to the maximum extent permitted under Delaware law. In the future, we may be the subject of indemnification assertions under these documents by our officers, directors or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

Risks Relating to the Merger

We may grow through future acquisitions, which could adversely affect our results of operations or result in dilution of our common stockholders.

During the past several years, we have explored opportunities to acquire financial services companies and financial assets and enter into strategic partnerships as part of our growth strategy. For example, as described under “Summary—Recent Developments,” we announced the KBW acquisition in November 2012. We continue to evaluate and anticipate engaging in additional strategic partnerships and selected acquisitions of financial institutions and other financial assets.

Any acquisitions we undertake will entail certain risks, which may materially and adversely affect our results of operations. These risks include the risk that we may incorrectly assess the asset quality and value of the particular assets or institutions we acquire and we may be unable to profitably deploy any assets we acquire in an acquisition. Our acquisitions also may involve our entry into new businesses and new markets which present risks resulting from our relative inexperience in these new areas or these new businesses. These new businesses could change the overall character of our consolidated portfolio of businesses and could react differently to economic and other external factors. We face the risk that we will not be successful in these new businesses or in these new markets. We also cannot assure you that we will identify or acquire suitable financial assets or institutions to supplement our organic growth through acquisitions or strategic partnerships.

Any future acquisitions may be subject to regulatory approval, which will require review of our resulting financial condition, our ability to manage our resulting size, competitive considerations and our service to the community. We cannot assure you that we will receive regulatory approval.

We may issue debt in connection with future acquisitions, including in public offerings to fund such acquisitions or to provide adequate capital for the additional assets acquired. Issuances of our debt, whether as consideration for such acquisitions or to raise necessary funds or capital, may have an adverse effect on our ability to service prior indebtedness, including the indebtedness represented by the notes offered hereby.

The business of the combined company may be subject to different factors from those that affect our current business.

Our businesses differ from those of KBW in certain respects and, accordingly, the results of operations of the combined company following the Merger may be affected by factors different from those currently affecting the independent results of operations of our company and KBW. For a discussion of the businesses of our company and KBW and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this prospectus supplement referred to under “Where You Can Find More Information” beginning on page S-51.

We and KBW may experience difficulties, unexpected costs and delays in integrating our businesses, business models and cultures and the combined company may not realize synergies, efficiencies or cost savings from the Merger.

We and KBW have operated and, until the Merger is completed, will continue to operate, independently. The success of the combined company following the completion of the Merger may depend in large part on the ability to integrate the two companies’ businesses, business models and cultures. In particular, investment banking businesses such as KBW’s and Stifel’s depend to a large degree on the efforts and performance of individual employees whose efforts and performance may be affected by any difficulties in the integration of the businesses. In the process of integrating our company and KBW, we may experience difficulties, unanticipated costs and delays. The challenges involved in the integration may include:

•	the necessity of addressing possible differences in corporate cultures and management philosophies;
•	retaining personnel from different companies and integrating them into a new business culture while maintaining their focus on providing consistent, high-quality client service;
•	integrating information technology systems and resources;
•	integrating accounting systems and adjusting internal controls to cover KBW’s operations;
•	unforeseen expenses or delays associated with the transaction;
•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the transaction; and
•	meeting the expectations of clients with respect to the integration.

The integration of certain operations following the transaction will take time and will require the dedication of significant management resources, which may temporarily distract management’s attention from the ongoing businesses of the combined company. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company.

It is possible that the integration process could result in the loss of key employees, diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with clients and employees or the ability to achieve the anticipated benefits of the transaction, or could otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company’s core business objectives.

Even if we and KBW are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in any synergies, efficiencies or cost savings or that any of these benefits will be achieved within a specific time frame. Any of these factors could adversely affect the combined company’s business and results of operations.

If we are unable to integrate KBW personnel successfully or retain key KBW or our personnel after the Merger is completed, the combined company’s business may suffer.

Our ability to obtain and successfully execute our business depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our and KBW’s senior professionals. Any management disruption or difficulties in integrating our and KBW’s professionals could result in a loss of clients and customers or revenues from clients and customers and could significantly affect the combined company’s business and results of operations.

The success of the Merger will depend in part on our ability to retain the talents and dedication of the professionals currently employed by us and KBW. It is possible that these employees might decide not to remain with us or KBW while we and KBW work to complete the Merger or with us after the Merger is completed. If key employees terminate their employment, or insufficient numbers of employees are retained to maintain effective operations, the combined company’s business activities might be adversely affected, management’s attention might be diverted from successfully integrating KBW’s operations to hiring suitable replacements, and the combined company’s business might suffer. In addition, we and KBW might not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

This offering is not conditioned upon the closing of the Merger, and we cannot assure you that the Merger will be completed, or that it will not be subject to conditions that we do not currently anticipate.

This offering is not conditioned on the closing of the Merger, and we cannot assure you that the KBW acquisition will be completed. The Merger is subject to conditions to closing as set forth in the Merger Agreement, including obtaining the requisite KBW stockholder approval. If any of the conditions to the transaction are not satisfied or, where permissible, not waived, the Merger will not be consummated. Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger may adversely affect the future businesses, growth, revenue and results of operations of Stifel, KBW or the combined company.

The transaction is subject to several U.S., and foreign regulatory or self regulatory organization applications and approvals. Any required regulatory approvals may not be received, or may be received later than anticipated. Regulatory approvals that are received may impose restrictions or conditions that restrict the combined company’s activities or otherwise adversely affect the combined company’s business and results of operations.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of our company and KBW and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transaction. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the transaction may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any potential decline in the combined company’s financial condition or results of operations may adversely affect our ability to service our indebtedness, including the indebtedness represented by the notes offered hereby. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-19.

We expect to incur significant costs associated with the Merger.

We estimate that we will incur direct transaction costs of approximately $1.5 million associated with the Merger. In addition, KBW estimates that it will incur direct transaction costs of approximately $24.6 million which will be recognized as expenses as incurred. We believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the Merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger and the integration of the two companies. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset incremental transaction and merger–related costs over time, this net benefit may not be achieved in the near term, or at all.

STIFEL FINANCIAL CORP. SELECTED HISTORICAL FINANCIAL INFORMATION

The summary historical financial information is derived from our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which are incorporated by reference into this prospectus supplement, and our audited financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007, which are not incorporated by reference into this prospectus supplement. The summary historical financial information for the nine months ended September 30, 2012 and 2011, and the historical balance sheet data as of September 30, 2012, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. The share and per share information has been adjusted to reflect the three-for-two stock split effective April 5, 2011, in the form of a stock dividend to shareholders of record as of March 22, 2011. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

When you read this historical consolidated financial information, it is important that you also read the historical consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the unaudited consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find Additional Information.”

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenues:
Commissions	$378,696	$437,344	$561,081	$445,260	$345,520	$341,090	$315,514
Principal transactions	310,776	249,250	343,213	453,533	458,188	293,285	139,248
Asset management and service fees	189,010	172,914	228,834	193,159	117,357	122,773	101,610
Investment banking	210,739	143,509	199,584	218,104	125,807	83,710	169,413
Interest	79,744	64,246	89,466	65,326	46,860	50,148	59,071
Other income/(loss)	50,634	11,352	19,731	19,855	9,138	(2,159)	8,234

Total revenues	1,219,599	1,078,615	1,441,909	1,395,237	1,102,870	888,847	793,090
Interest expense	24,779	18,931	25,347	13,211	12,234	18,510	30,025

Net revenues	1,194,820	1,059,684	1,416,562	1,382,026	1,090,636	870,337	763,065

Non-interest expenses:
Compensation and benefits	761,730	671,678	900,421	1,056,202	718,115	582,778	543,021
Occupancy and equipment rental	96,172	89,962	121,929	115,742	89,741	67,984	57,796
Communications and office supplies	61,146	56,198	75,589	69,929	54,745	45,621	42,355
Commissions and floor brokerage	23,390	20,943	27,040	26,301	23,416	13,287	9,921
Other operating expenses	87,577	127,321	152,975	114,081	84,205	68,898	56,126
Total non-interest expenses	1,030,015	966,102	1,277,954	1,382,255	970,222	778,568	709,219

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Income before income tax expense	164,805	93,582	138,608	(229)	120,414	91,769	53,846
Provision for income taxes/(benefit)	66,186	36,464	54,474	(2,136)	44,616	36,267	21,676

Net income	$98,619	$57,118	$84,134	$1,907	$75,798	$55,502	$32,170

Earnings per common share:
Basic	$1.84	$1.09	$1.61	$0.04	$1.79	$1.54	$0.99
Diluted	$1.57	$0.90	$1.33	$0.03	$1.56	$1.32	$0.83
Weighted average number of common shares outstanding:
Basic	53,471	52,610	52,418	48,723	42,445	36,103	32,631
Diluted	62,817	63,174	63,058	57,672	48,441	42,109	38,584
Financial Condition
Total assets	$6,139,530	$4,942,364	$4,951,900	$4,213,115	$3,167,356	$1,558,145	$1,499,440
Long-term obligations	$262,818	$89,457	$89,457	$90,741	$101,979	$106,860	$124,242
Shareholders’ equity	$1,427,124	$1,261,751	$1,302,105	$1,253,883	$873,446	$593,185	$424,637

RETROACTIVE PRESENTATION FOR STIFEL FINANCIAL CORP. CHANGE IN ACCOUNTING PRINCIPLE

During the first quarter of 2012, we adopted the accounting standard regarding the presentation of comprehensive income. This standard was issued to increase the prominence of items reported in other comprehensive income. The standard does not change the items that must be reported in other comprehensive income, when an item of other comprehensive income must be reclassified to net income, the requirement to disclose the tax effect for each component of other comprehensive income or how earnings per share is calculated or presented. The adoption of this standard in the first quarter of 2012 impacted our financial statement presentation only. The following presents the retroactive presentation of the accounting standard regarding the presentation of comprehensive income for the nine months ended September 30, 2011 and 2010 the years ended December 31, 2011, 2010 and 2009:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2012	2011	2011	2010	2009
Statement of Comprehensive Income:
Net income	$98,619	$57,118	$84,134	$1,907	$75,798
Other comprehensive income/(loss):
Unrealized gains on available-for-sale securities, net of tax	12,714	3,245	2,103	3,132	7,517
Unrealized (losses)/gains in cash flow hedging instruments, net of tax	1,492	(10,105)	(9,615)	(5,793)	80
Foreign currency translation adjustment, net of tax	1,439	(1,277)	(807)	1,740	—

	15,645	(8,137)	(8,319)	(921)	7,597

Comprehensive income	$114,264	$48,981	$75,815	$986	$83,395

KBW, INC. SELECTED HISTORICAL FINANCIAL INFORMATION

The following KBW selected consolidated financial data is provided to aid your analysis of the financial aspects of the Merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of KBW or the combined company. When you read this historical consolidated financial data, it is important that you also read KBW’s historical consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each included in KBW’s Annual Report on Form 10-K for the year ended December 31, 2011, and the unaudited consolidated financial statements and related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in KBW’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated by reference into this prospectus supplement. See “Where You Can Find Additional Information.”

The summary historical financial information is derived from KBW’s audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which are incorporated by reference into this prospectus supplement, and KBW’s audited financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007, which are not incorporated by reference into this prospectus supplement. The summary historical financial information for the nine months ended September 30, 2012 and 2011, and the historical balance sheet data as of September 30, 2012, have been derived from KBW’s unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of KBW’s management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenues:
Investment banking	$73,624	$84,923	$98,739	$208,913	$160,450	$163,664	$226,464
Commissions	74,860	101,726	128,069	133,560	142,015	192,752	165,803
Principal transactions, net	17,613	9,375	21,403	53,964	63,611	(142,962)	(7,520)
Interest and dividend income	7,264	8,383	10,068	13,125	10,524	24,687	37,612
Investment advisory fees	—	—	1,009	3,194	2,826	1,197	1,751
Other	1,868	5,199	5,223	13,101	7,728	2,879	3,418

Total revenues	175,229	209,606	264,511	425,857	387,154	242,217	427,528

Expenses:
Compensation and benefits	117,404	138,778	183,367	263,633	236,159	226,311	257,070
Occupancy and equipment	14,332	17,081	22,707	22,460	21,639	19,831	18,722
Communications and data processing	22,303	26,676	35,089	32,365	28,464	27,743	24,283
Brokerage and clearing	7,879	14,876	16,054	17,747	17,203	24,244	22,967
Business development	10,128	14,405	17,705	16,529	14,328	16,115	16,601
Professional services	5,862	10,932	13,743	15,425	15,410	14,210	11,987
Interest	493	849	1,017	1,104	1,151	4,603	14,732
Restructuring charges	6,285	1,783	14,952	—	—	—	—
Other operating expenses	5,778	8,519	10,952	11,509	9,942	11,165	11,761

Total expenses	190,464	233,899	315,586	380,772	344,296	344,222	378,123

(Loss)/income before income taxes	(15,235)	(24,293)	(51,075)	45,085	42,858	(102,005)	49,405
Income tax (benefit)/expense	(5,093)	(8,957)	(19,409)	18,457	19,251	(39,656)	22,113

Net (loss)/income	$(10,142)	$(15,336)	$(31,666)	$26,628	$23,607	$(62,349)	$27,292

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Earnings per share:
Basic	$(0.36)	$(0.49)	$(1.02)	$0.71	$0.66	$(2.02)	$0.81
Diluted	$(0.36)	$(0.49)	$(1.02)	$0.71	$0.66	$(2.02)	$0.81
Dividends declared per common share	$0.15	$0.15	$0.20	$1.10	$—	$—	$—
Weighted average number of common shares outstanding:
Basic	30,339	32,312	31,698	32,429	31,448	30,838	30,654
Diluted	30,339	32,312	31,698	32,429	31,448	30,838	30,654
Consolidated Statements of Financial Condition Data:
Total assets	$489,197	$512,360	$519,099	$699,657	$631,368	$571,466	$864,450
Shareholders’ equity	$381,176	$399,134	$383,153	$458,117	$449,069	$396,731	$448,426
Other Data (Unaudited):
Book value per common share	$12.63	$13.67	$13.27	$14.45	$14.60	$13.30	$15.31

RETROACTIVE PRESENTATION FOR KBW, INC. CHANGE IN ACCOUNTING PRINCIPLE

During the first quarter of 2012, KBW adopted the accounting standard regarding the presentation of comprehensive income. This standard was issued to increase the prominence of items reported in other comprehensive income. The adoption of this standard in the first quarter of 2012 impacted KBW’s financial statement presentation only. The following presents the retroactive presentation of the accounting standard regarding the presentation of comprehensive income for the nine months ended September 30, 2011 and 2010 the years ended December 31, 2011, 2010 and 2009:

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands)	2012	2011	2011	2010	2009
Statement of Comprehensive Income:
Net (loss) / income	$(10,142)	$(15,336)	$(31,666)	$26,628	$23,607
Currency translation adjustments	1,249	(152)	(211)	(1,329)	3,556

Total other comprehensive (loss) / income	1,249	(152)	(211)	(1,329)	3,556

Comprehensive (loss) / income	$(8,893)	$(15,488)	$(31,877)	$25,299	$27,163

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Stifel and KBW, combined and adjusted to give effect to the Merger as if it had occurred on the first day of the earliest period presented. The unaudited pro forma condensed combined statement of financial condition presents Stifel’s historical financial position combined with KBW as if the Merger had occurred on September 30, 2012. The unaudited pro forma condensed combined statements of operations presents the results of Stifel’s operations combined with KBW as if the Merger had occurred on January 1, 2011. Such information includes certain adjustments as described in Note 6 to these unaudited pro forma condensed combined financial statements. Such information does not include the impacts of any revenue, cost or other operating synergies that may result from the Merger.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The following unaudited pro forma condensed combined financial information is derived from the historical financial statements of Stifel and KBW and has been prepared to illustrate the effects of the Merger. The unaudited pro forma condensed combined financial statements have been prepared by management for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in future periods or the results that actually would have been realized had Stifel and KBW been a combined company during the specified periods. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Stifel and KBW for the applicable periods, which are incorporated by reference into this prospectus supplement:

•

separate historical financial statements of Stifel as of, and for the year ended December 31, 2011, and the related notes included in Stifel’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 28, 2012;

•

separate historical financial statements of KBW as of, and for the year ended December 31, 2011, and the related notes included in KBW’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 28, 2012;

•

separate historical financial statements of Stifel as of, and for the nine months ended, September 30, 2012, and the related notes included in Stifel’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 9, 2012; and

•

separate historical financial statements of KBW as of, and for the nine months ended, September 30, 2012, and the related notes included in KBW’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 9, 2012.

Based on Stifel’s review of KBW’s summary of significant accounting policies disclosed in its audited financial statements and related notes, the nature and amount of any adjustments to the historical financial statements of KBW to conform their accounting policies to those of Stifel are not expected to be significant.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, or GAAP. The acquisition method of accounting requires management to obtain independent valuations that have yet to commence or progress to a point where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made by management solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between the preliminary estimates made during the preparation of the unaudited pro forma condensed combined financial statements and the final acquisition accounting could be material.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Financial Condition

(Unaudited)

September 30, 2012

(In thousands)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Assets
Cash and cash equivalents	$193,333	$163,127	$(188,011)	A	$168,449
Restricted cash	6,589	—	—		6,589
Cash segregated for regulatory purposes	28	—	—		28
Receivables:
Brokerage clients, net	519,008	1,174	—		520,182
Broker, dealers and clearing organizations	212,747	21,575	—		234,322
Securities purchased under agreements to resell	141,964	—	—		141,964
Trading securities owned, at fair value	746,213	181,375	(50,000)	A	877,588
Available-for-sale securities, at fair value	1,476,681	—	—		1,476,681
Held-to-maturity securities, at amortized cost	657,933	—	—		657,933
Loans held for sale	209,358	—	—		209,358
Bank loans, net of allowance	746,567	—	—		746,567
Other real estate owned	449	—	—		449
Investments	242,674	42,428	—		285,102
Fixed assets, net	96,388	11,971	—		108,359
Goodwill	361,735	—	190,339	B	552,074
Intangible assets, net	30,150	—	33,589	C	63,739
Loans and advances to financial advisors and other employees, net	183,141	—	—		183,141
Deferred tax assets, net	115,375	25,050	—		140,425
Other assets	199,197	42,497	22,102	D	263,796

Total Assets	$6,139,530	$489,197	$8,019		$6,636,746

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Financial Condition (continued)

(Unaudited)

September 30, 2012

(In thousands)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Liabilities and Shareholders’ Equity
Short-term borrowings from banks	$97,900	$—	$100,000	E	$197,900
Payables:			—
Customers	329,926	—	—		329,926
Brokers, dealers and clearing organizations	124,081	—	—		124,081
Drafts	63,397	—	—		63,397
Securities sold under agreements to repurchase	78,437	—	—		78,437
Bank deposits	2,923,671	—	—		2,923,671
Trading securities sold, but not yet purchased, at fair value	369,886	51,103	—		420,989
Securities sold, but not yet purchased, at fair value	22,194	—	—		22,194
Accrued compensation	198,026	22,390	—		220,416
Accounts payable and accrued expenses	242,070	34,528	—		276,598
Senior notes	175,000	—	—		175,000
Debenture to Stifel Financial Capital Trust II	35,000	—	—		35,000
Debenture to Stifel Financial Capital Trust III	35,000	—	—		35,000
Debenture to Stifel Financial Capital Trust IV	12,500	—	—		12,500

	4,707,088	108,021	100,000		4,915,109
Liabilities subordinated to claims of general creditors	5,318	—	—		5,318
Shareholders’ Equity:
Preferred stock	—	—	—		—
Common stock	8,058	302	798	F	9,158
Additional paid-in-capital	1,067,196	159,979	161,269	F	1,388,444
Retained earnings	345,866	231,609	(264,762)	G	312,713
Accumulated other comprehensive income (loss)	7,707	(10,714)	10,714	H	7,707

	1,428,827	381,176	(91,981)		1,718,022
Treasury stock	(1,547)	—	—		(1,547)
Unearned employee stock ownership plan shares	(156)	—	—		(156)

	1,427,124	381,176	(91,981)		1,716,319

Total Liabilities and Shareholders’ Equity	$6,139,530	$489,197	$8,019		$6,636,746

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

For the Year Ended December 31, 2011

(In thousands, except per share amounts)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Revenues:
Commissions	$561,081	$128,069	$—		$689,150
Principal transactions	343,213	21,403	—		364,616
Investment banking	199,584	98,739	—		298,323
Asset management and service fees	228,834	1,009	—		229,843
Interest	89,466	6,318	—		95,784
Other income	19,731	8,973	—		28,704

Total revenues	1,441,909	264,511	—		1,706,420
Interest expense	25,347	1,017	—		26,364

Net revenues	1,416,562	263,494	—		1,680,056

Non-interest expenses:
Compensation and benefits	900,421	190,366	—		1,090,787
Occupancy and equipment rental	121,929	30,285	—		152,214
Communications and office supplies	75,589	35,874	—		111,463
Commissions and floor brokerage	27,040	16,054	—		43,094
Other operating expenses	152,975	41,990	5,374	I	200,339

Total non-interest expenses	1,277,954	314,569	5,374		1,597,897

Income/(loss) before income tax expense/(tax benefit)	138,608	(51,075)	(5,374)		82,159
Provision for income taxes/(tax benefit)	54,474	(19,409)	(2,201)	J	32,864

Net income/(loss)	$84,134	$(31,666)	$(3,173)		$49,295

Earnings per common share:
Basic	$1.61	$(1.02)			$0.82
Diluted	$1.33	$(1.02)			$0.67
Weighted average number of common shares outstanding:
Basic	52,418	31,698	7,332	K	59,750
Diluted	63,058	31,698	10,193	K	73,251

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

For the Nine Months Ended September 30, 2012

(In thousands, except per share amounts)	Stifel	KBW	Pro Forma Adjustments (1)		Pro Forma Combined
Revenues:
Commissions	$378,696	$74,860	$—		$453,556
Principal transactions	310,776	17,613	—		328,389
Investment banking	210,739	73,624	—		284,363
Asset management and service fees	189,010	69	—		189,079
Interest	79,744	2,761	—		82,505
Other income	50,634	6,302	—		56,936

Total revenues	1,219,599	175,229	—		1,394,828
Interest expense	24,779	493	—		25,272

Net revenues	1,194,820	174,736	—		1,369,556

Non-interest expenses:
Compensation and benefits	761,730	122,295	—		884,025
Occupancy and equipment rental	96,172	15,726	—		111,898
Communications and office supplies	61,146	22,530	—		83,676
Commissions and floor brokerage	23,390	7,879	—		31,269
Other operating expenses	87,577	21,541	4,031	I	113,149

Total non-interest expenses	1,030,015	189,971	4,031		1,224,017

Income/(loss) before income tax expense	164,805	(15,235)	(4,031)		145,539
Provision for income taxes/(tax benefit)	66,186	(5,093)	(2,878)	J	58,215

Net income/(loss)	$98,619	$(10,142)	$(1,153)		$87,324

Earnings per common share:
Basic	$1.84	$(0.36)			$1.44
Diluted	$1.57	$(0.36)			$1.20
Weighted average number of common shares outstanding:
Basic	53,471	30,339	7,332	K	60,803
Diluted	62,817	30,339	10,193	K	73,010

(1)	The pro forma adjustments are explained in Note 6, “Unaudited Pro Forma Adjustments.”

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

STIFEL FINANCIAL CORP.

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – Description of the Transaction

On November 5, 2012, Stifel and KBW entered into the Merger Agreement for Stifel to acquire 100% of the outstanding shares of KBW common stock. Under the terms of the Merger Agreement, which was unanimously approved by the boards of directors of both companies, each share of common stock, including certain restricted stock, of KBW issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive a combination of (i) cash consideration of $10.00 less any extraordinary dividend declared by KBW other than quarterly dividends consistent with past practice that are paid on or prior to December 31, 2012 and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the Exchange Ratio. The Exchange Ratio will depend on the average of the volume weighted average trading prices of Stifel common stock on each of the ten trading days ending on the trading day immediately prior to the closing date of the Merger, as more fully described in the Merger Agreement. On November 29, 2012, the KBW board of directors declared an extraordinary dividend of $2.00 per share on KBW’s common stock, which was paid on December 17, 2012. Pursuant to the Merger Agreement, KBW may not declare another extraordinary dividend prior to the Merger.

Additionally, at or immediately prior to the effective time of the Merger, all outstanding shares of KBW restricted stock that are subject to a letter agreement providing for a waiver of certain vesting rights will convert into the right to receive the number of shares of Stifel common stock equal to the number of shares of KBW common stock granted pursuant to such award multiplied by the Exchange Ratio.

KBW, a full-service investment bank specializing in the financial services industry, will become a wholly owned subsidiary of Stifel at the effective time of the Merger.

The Merger is subject to adoption of the Merger Agreement by KBW’s stockholders, early termination or expiration of the waiting period under the HSR Act, the required regulatory approvals having been obtained and being in full force and effect and other usual and customary conditions to completion. As of the date of this prospectus supplement, the Merger is expected to be completed during the first quarter of 2013.

NOTE 2 – Basis of Presentation

The unaudited pro forma condensed combined financial information is based on the historical financial statements of Stifel and KBW and are prepared and presented pursuant to the regulations of the SEC regarding pro forma financial information. The pro forma adjustments include the application of the acquisition method under Accounting Standards Codification (“ASC”) Topic 805 (“Topic 805”), “Business Combinations” with respect to the Merger. Topic 805 requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing date.

Under ASC Topic 820 (“Topic 820”), “Fair Value Measurements and Disclosures,” “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated buyers and sellers in the principal or the most advantageous market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under Topic 805, merger-related transaction costs (such as advisory, legal, valuation, regulatory filing fees, and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. The unaudited pro forma condensed combined balance sheet reflects $26.1 million of anticipated merger-related transaction costs of both firms, including change-in-control and bonus payments owed at the effective time of the Merger, of which none had been incurred as of September 30, 2012. Those costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash with the related tax benefits reflected as an increase in other assets and the after tax impact presented as a decrease to retained earnings. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for these costs, as they do not have a continuing impact on the results of the combined company.

In addition, after the effective time of the Merger, certain employees will be granted restricted stock or restricted stock units of Stifel as retention. The fair value of the awards to be issued as retention is $29.2 million. These awards will be expensed at grant date, as there is no continuing service requirements associated with these restricted stock units. The issuance of the restricted awards is reflected in the unaudited pro forma condensed combined balance sheet as an increase to additional paid-in-capital with the related tax benefits reflected as an increase in other assets and the after tax impact presented as a decrease to retained earnings. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for these costs, as they do not have a continuing impact on the results of the combined company.

The pro forma condensed combined financial statements do not reflect any cost savings that Stifel expects to achieve from operating efficiencies or synergies, or any expenditure related to restructuring actions to achieve such cost savings. The effects of both cost savings and expenditures for restructuring could materially impact these pro forma condensed combined financial statements.

Certain of KBW’s amounts have been reclassified to conform to Stifel’s presentation. These reclassifications had no effect on previously reported net earnings. There were no transactions between Stifel and KBW during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

NOTE 3 – Accounting Policies

Upon completion of the Merger, Stifel will perform a review of KBW’s accounting policies. As a result of that review, Stifel may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Stifel is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements assume there are no differences in accounting policies.

NOTE 4 – Estimate of Consideration Expected to be Transferred

On November 5, 2012, Stifel entered into the Merger Agreement to acquire KBW. The following is a preliminary estimate of the aggregate Merger consideration payable for all outstanding shares and restricted stock awards of KBW (in thousands):

Estimated cash to be paid to KBW shareholders (a)	$251,562
Estimated fair value of shares of Stifel common stock to be issued to KBW shareholders (a)	233,950
Estimated fair value of outstanding KBW restricted stock awards and restricted stock units to be exchanged for Stifel restricted stock awards (b)	59,220

Estimated consideration to be transferred	$544,732

(a)

Assumes 30.2 million shares outstanding, as of November 30, 2012, which will be cancelled and converted into the right to receive $15.50 per share, comprised of $8.00 per share in cash and $7.50 per share in Stifel common stock. In addition, these amounts assume 1.0 million shares of KBW restricted stock awards, as of November 30, 2012. Certain holders of KBW restricted stock may receive certain benefits upon the Merger, including accelerated vesting of those restricted stock awards. These awards will be converted into the right to receive $15.50 per share, comprised of $8.00 per share in cash and $7.50 per share in Stifel common stock, less applicable withholding taxes.

(b)

Assumes 3.2 million shares of KBW restricted stock, as of November 30, 2012, that are subject to a letter agreement providing for a waiver of certain vesting rights. These shares of KBW restricted stock will convert into the right to receive the number of shares of Stifel common stock equal to the number of shares of KBW common stock granted pursuant to such award multiplied by the equity exchange ratio, as defined in the Merger Agreement, less applicable withholding taxes. In addition, this amount assumes 0.2 million of KBW restricted stock units, as of November 30, 2012.

NOTE 5 – Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and liabilities to be assumed by Stifel after the Merger, reconciled to the estimate of consideration expected to be transferred at the close of the Merger (in thousands):

Assets acquired and liabilities assumed:
Net book value of net assets acquired	$381,176
Cash and cash equivalents (a)	(60,372)
Goodwill (b)	190,339
Value assigned to identifiable intangible assets acquired (c)	33,589

Total purchase price	$544,372

(a)	KBW’s cash and cash equivalents as of September 30, 2012 have been adjusted for the $2.00 per share extraordinary dividend, which was paid on December 17, 2012.

(b)

Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized, but rather it is subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. The factors contributing to the recognition of the amount of goodwill are based on several strategic and synergistic benefits that are expected to be realized from the KBW acquisition. These benefits include the expectation that we will continue to create the premier middle-market investment bank, with an expanded presence in the financial services industry. The combined company will benefit from the ability to leverage its Global Wealth management and Capital Markets platforms, while maintaining KBW’s premier brand name within investment banking. The combined company anticipates significant growth opportunities within equity research, equity and fixed income sales and trading and investment banking.

(c)

As of completion of the Merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the Topic 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved.

At this time, Stifel does not have sufficient information as to the amount, timing and risk of cash flows of all of KBW’s identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, KBW’s cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of KBW’s identifiable intangible assets and their weighted-average useful lives have been estimated as follows (in thousands, except years):

	Estimated Fair Value	Estimated Useful Life (years)
Customer lists	$16,795	5
Trade name	13,436	15
Non-compete agreements	3,358	3

Total	$33,589

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Stifel has full access to information about KBW’s intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to Stifel only upon access to additional information and/or by changes in such factors that may occur prior to completion of the Merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable intangible assets and/or to the estimated weighted-average useful lives from what Stifel has assumed in these unaudited pro forma condensed combined financial statements. A 10% change in the valuation of definite lived intangible assets would cause a corresponding $0.5 million annual increase or decrease in amortization expense.

The fair value of KBW’s assets and liabilities and the appropriate useful lives will be determined after the completion of the Merger based on a valuation performed by management with the assistance of an independent third-party valuation firm. Actual adjustments will be made when the Merger is completed and will be based on KBW’s assets and liabilities at that time. Accordingly, the actual adjustments to KBW’s assets and liabilities may differ materially from the estimates reflected in these unaudited pro forma condensed combined financial statements. Any changes to the initial estimates of the fair value of the assets acquired and liabilities assumed, after recording any identifiable intangible assets at fair value, will be allocated to residual goodwill.

NOTE 6 – Unaudited Pro Forma Adjustments

This note should be read in conjunction with Note 1 – Description of Transaction; Note 2 – Basis of Presentation; Note 4 – Estimate of Consideration Expected to be Transferred; and Note 5 – Estimate of Assets to be Acquired and Liabilities to be Assumed. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

Unaudited Pro Forma Condensed Combined Statement of Financial Condition

(A) Reflects adjustments to cash related to the following (in thousands):

Cash proceeds received from short-term borrowings (a)	$100,000
Liquidation of KBW trading securities (b)	50,000

Gross cash received	150,000
Cash payment made to KBW shareholders	(251,562)
Estimated merger-related costs of Stifel and KBW (c)	(26,077)
Adjustment to net assets for extraordinary dividend paid to KBW shareholders (d)	(60,372)

Gross cash disbursed to fund the acquisition	(338,011)

$(188,011)

(a)	See item (E) below for short-term borrowings.

(b)	Assumes that a portion of KBW’s trading securities will be liquidated to fund the acquisition.

(c)

Represents estimated merger-related transaction costs to be incurred by Stifel and KBW of $1.5 million and $24.6 million, respectively, including change-in-control and bonus payments owed at the effective time of the Merger.

(d)	KBW’s cash and cash equivalents as of September 30, 2012 have been adjusted for the $2.00 per share extraordinary dividend, which was paid on December 17, 2012.

(B) To adjust goodwill to an estimate of acquisition-date goodwill.

(C) To adjust intangible assets to an estimate of fair value.

(D) Represents the recognition of income tax receivable (included in other assets) related to the estimated merger-related transaction costs and the issuance of restricted stock awards for employee retention of $26.1 million and $29.2 million, respectively, at 40%, the estimated combined federal and state statutory tax rate.

(E) To reflect the use of $100.0 million of short-term bank borrowings to fund a portion of the acquisition. The estimated interest expense on these short-term borrowings is not reflected in the unaudited pro forma condensed combined statement of operations as it is immaterial given the fact that Stifel will be paying down the advance from our uncommitted, secured bank line immediately after close.

(F) To eliminate KBW’s historical common stock and additional paid-in capital, record the Merger consideration, and record the impact of the issuance of restricted stock awards for employee retention as follows (in thousands):

	Common Stock	Additional Paid-in Capital
Issuance of common stock by Stifel	$1,100	$232,850
KBW restricted stock awards and restricted stock units to be exchanged for Stifel restricted stock awards	—	59,220
Elimination of KBW’s historical amounts	(302)	(159,979)
Issuance of restricted stock awards for employee retention (d)	—	29,178

	$798	$161,269

(d)

After the effective time of the Merger, certain employees will be granted restricted stock or restricted stock units of Stifel as retention. The fair value of the awards to be issued as retention is $29.2 million. The amount of restricted stock or restricted stock units granted will generally be based upon the volume weighted average price of Stifel common stock during the five or ten business days immediately preceding (but not including) the closing date of the Merger, depending on the award. The restricted stock and restricted stock units will be paid in five equal, annual installments beginning on the first anniversary of the grant date and will not be forfeited upon termination of employment, subject to continued compliance with restrictive covenants. These awards will be expensed at grant date, as there is no continuing service requirements associated with these restricted stock units. No adjustment has been made to the unaudited pro forma condensed combined statements of operations for the charge associated with the issuance of the restricted stock awards, as they do not have a continuing impact on the results of the combined company.

(G) To eliminate KBW’s historical retained earnings, to record the impact of the issuance of restricted stock awards for employee retention, and to estimate the after-tax portion of the merger-related transaction costs as follows (in thousands):

Elimination of KBW’s historical amounts	$(231,609)
Issuance of restricted stock awards for employee retention, net of tax	(17,507)
Estimated transaction costs, net of tax	(15,646)

$(264,762)

(H) To eliminate KBW’s historical accumulated other comprehensive loss.

Unaudited Pro Forma Condensed Combined Statements of Operations

(I) Estimated fair value of identifiable intangible assets of $33.6 million amortized on a straight-line basis over their estimated weighted average useful lives of 6.3 years.

(J) We assumed a combined federal and state statutory tax rate of 40% when estimating the tax impact of the Merger. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, including the geographical mix of taxable income affecting state and foreign taxes, among other factors.

When the Merger is completed and additional information becomes available, it is likely the applicable income tax rate will change. If the estimated statutory rate of 40% were to change by 5%, the effect on unaudited pro forma net income for the year ended December 31, 2011 and nine months ended September 30, 2012 would be $4.1 million and $7.3 million, respectively.

(K) Reflects the pro forma total number of shares outstanding giving effect to the common stock issued as part of the consideration. The pro forma weighted average number of common shares outstanding for the year ended December 31, 2011 and the nine months ended September 30, 2012, have been calculated as if the common stock issued as part of the consideration had been issued and outstanding on January 1, 2011. The following table sets forth the computation of pro forma adjustment to basic and diluted shares for the year ended December 31, 2011 and the nine months ended September 30, 2012 (in thousands):

	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Stifel Financial Corp. average shares used to compute basic EPS	52,418	53,471
Issuance of Stifel Financial Corp. common stock as consideration	7,332	7,332

Combined weighted average basic shares outstanding	59,750	60,803

Dilutive effect of Stifel’s outstanding stock-based compensation awards	10,640	9,346
KBW restricted stock awards to be exchanged for Stifel restricted stock awards	1,855	1,855
Issuance of restricted stock units for employee retention	1,006	1,006

Pro forma weighted average shares used to compute diluted EPS	73,251	73,010

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $ after discounts, commissions and expenses related to this offering. The net proceeds from this offering will be used for general corporate purposes. Pending such use, the proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the consolidated financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the period ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference into this prospectus supplement and the accompanying prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense plus the interest component of lease rental expense.

	Year Ended December 31,					Nine Months Ended September 30,
	2007 (1)	2008 (1)	2009	2010 (2)	2011 (3)	2011 (3)	2012
Ratio of Earnings to Fixed Charges	2.35x	4.16x	5.56x	0.99x	4.13x	3.84x	5.24x

(1)	For the years ended December 31, 2007 and 2008, we recorded merger-related after-tax expenses of $34.6 million and $15.9 million, respectively.

(2)

For the year ended December 31, 2010, we recorded a non-cash charge of $106.4 million after-tax related to the acceleration of deferred compensation in the third quarter of 2010 as a result of a modification of our deferred compensation plan and merger-related after-tax expenses of $16.5 million related to the merger with Thomas Weisel Partners Group, Inc.

(3)	For both the nine months ended September 30, 2011 and year ended December 31, 2011, we recorded litigation-related and certain merger-related after-tax expenses of $29.4 million.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	On an actual basis;
•	On an as adjusted basis to give effect to the notes offered hereby as if it occurred on that date; and
•	On a further adjusted basis to give pro forma effect to the Merger as if it occurred on that date.

You should read the data set forth in the table below in conjunction with “Use of Proceeds,” “Stifel Financial Corp. Selected Historical Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information,” appearing elsewhere in this prospectus supplement, as well as our unaudited financial statements and the accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and incorporated in this prospectus supplement and the accompanying prospectus.

	September 30, 2012
	Actual	As adjusted		Pro forma adjusted
(in thousands, except share data)	(Unaudited)
Cash and cash equivalents	$193,333	$		$

Liabilities:
Short-term borrowings from banks	$97,900		$97,900		$97,900
Payables:
Brokerage clients	329,926		329,926		329,926
Brokers, dealers, and clearing organizations	124,081		124,081		124,081
Drafts	63,397		63,397		63,397
Securities sold under agreements to repurchase	78,437		78,437		78,437
Bank deposits	2,923,671		2,923,671		2,923,671
Trading securities sold, but not yet purchased, at fair value	369,886		369,886		420,989
Securities sold, but not yet purchased, at fair value	22,194		22,194		22,194
Accrued compensation	198,026		198,026		220,416
Accounts payable and accrued expenses	242,070		242,070		276,598
6.70% senior notes due 2022	175,000		175,000		175,000
% senior notes due 2022 offered hereby	—
Debenture to Stifel Financial Capital Trust II	35,000		35,000		35,000
Debenture to Stifel Financial Capital Trust III	35,000		35,000		35,000
Debenture to Stifel Financial Capital Trust IV	12,500		12,500		12,500

	4,707,088
Liabilities subordinated to claims of general creditors	5,318		5,318		5,318
Shareholders’ Equity:
Preferred stock—$1 par value; authorized 3,000,000 shares	—		—		—
Common stock—$0.15 par value; authorized 97,000,000 shares	8,058		8,058		9,158
Additional paid-in-capital	1,067,196		1,067,196		1,388,444
Retained earnings	345,866		345,866		312,713
Accumulated other comprehensive income	7,707		7,707		7,707

	1,428,827		1,428,827		1,718,022
Treasury stock, at cost	(1,547)		(1,547)		(1,547)
Unearned employee stock ownership plan shares, at cost	(156)		(156)		(156)

	1,427,124		1,427,124		1,716,319

Total Liabilities and Shareholders’ Equity	$6,139,530	$		$

DESCRIPTION OF CERTAIN INDEBTEDNESS

Our short-term financing is generally obtained through uncommitted, secured lines of credit and an unsecured revolving credit facility. We borrow from various banks on a demand basis with company-owned securities pledged as collateral to fund a portion of our daily operations. Additionally, we use customer securities pledged as collateral to fund customer borrowings. The amount borrowed under these credit facilities varies daily based on our funding needs.

Uncommitted Lines of Credit

Our uncommitted secured lines of credit at September 30, 2012 totaled $680.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines are subject to approval by the individual banks each time an advance is requested and may be denied. As of September 30, 2012, we had approximately $97.9 million of consolidated secured, short-term indebtedness, at an average rate of 1.1% all of which is held at our subsidiaries.

Revolving Credit Facility

Our committed short-term bank line financing at September 30, 2012 consisted of a $50.0 million committed revolving credit facility with two banks, which was renewed in December 2012. The credit facility expires in December 2013. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the higher of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% or (iii) one-month Eurocurrency rate plus 1.00%, as defined in the revolving credit facility.

We can draw upon this line, as long as certain restrictive covenants are maintained. Under our revolving credit facility, we are also required to maintain compliance with a minimum consolidated tangible net worth covenant under which we are required to have at all times a consolidated tangible net worth, as defined in the revolving credit facility, of not less than the greater of (x) $625.0 million or (y) 80% of the consolidated tangible net worth as of the last day of the previous fiscal year and a maximum consolidated total capitalization ratio covenant under which we are required to have at all times a consolidated total capitalization ratio, as defined in the revolving credit facility, of not more than 25%. In addition, Stifel Nicolaus, our broker-dealer subsidiary, is required to maintain compliance with a minimum regulatory net capital covenant of not less than 10% of aggregate debits, as defined in the revolving credit facility.

At September 30, 2012, we had no advances on our revolving credit facility and were in compliance with all covenants. Our revolving credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency and judgment defaults. On December 17, 2012, in connection with this offering, the facility was amended to permit us to issue the notes offered hereby.

Public Offering of 6.70% Senior Notes Due 2022

On January 18, 2012, we issued $175.0 million principal amount of 6.70% Senior Notes due 2022 (the “6.70% notes”). Interest on the 6.70% notes has accrued from January 23, 2012 and is paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2012. The 6.70% notes will mature on January 15, 2022. We may redeem the 6.70% notes in whole or in part on or after January 15, 2015 at our option at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. Proceeds from such notes issuance of $169.3 million, after discounts, commissions and expenses, has been used for general corporate purposes. The 6.70% notes are listed on the NYSE and trade under the symbol “SFB.”

DESCRIPTION OF NOTES

We will issue the notes under an indenture dated as of January 23, 2012, between Stifel Financial Corp. and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by the Second Supplemental Indenture to be dated as of December    , 2012 with respect to the notes. We refer to the base indenture, as supplemented by the supplemental indenture, as the “indenture.” The terms of the notes include those expressly set forth in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. You may request a copy of the indenture from us as described under “Where You Can Find More Information” in the accompanying prospectus. Those documents, and not this description, define your legal rights as a holder of the notes. The following description supplements, and supersedes to the extent it is inconsistent with, the statements under “Description of the Securities” in the accompanying prospectus.

For purposes of this description, the terms “Stifel Financial Corp.,” “we,” “us” and “our” refer only to Stifel Financial Corp. and not to any of its subsidiaries, unless we specify otherwise.

General

The notes will be issued in an initial principal amount of $     million ($     million if the underwriters’ over-allotment option is exercised in full). We may, without the consent of holders of the notes, increase the principal amount of the notes by issuing additional senior debt securities in the future on the same terms and conditions, except for any difference in the issue price and interest accrued prior to the issue date of the additional senior debt securities, and with the same CUSIP number as the notes offered hereby, provided that such additional senior debt securities constitute part of the same issue as the notes offered hereby for U.S. federal income tax purposes. The notes offered by this prospectus supplement and any additional senior debt securities would rank equally and ratably and would be treated as a single series of debt securities for all purposes under the indenture.

The notes will be issued only in fully registered, book-entry form, in denominations of $25 and integral multiples thereof, except under the limited circumstances described below under “— Certificated Securities” in this prospectus supplement.

The indenture does not contain any provisions that would necessarily protect holders of notes if we become involved in a highly leveraged transaction, reorganization, merger or other similar transaction that adversely affects us or them.

Optional Redemption

We may, at our option, at any time and from time to time, on or after December 31, 2015, redeem the notes in whole or in part on not less than 30 nor more than 60 days’ prior notice mailed to the holders of the notes. The notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the date of redemption.

On and after any redemption date, interest will cease to accrue on the notes called for redemption. Prior to any redemption date, we are required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If we are redeeming less than all the notes, the trustee under the indenture must select the notes to be redeemed by such method as the trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

Listing

We intend to apply to list the notes on the NYSE. We expect trading in the notes to begin within 30 days of December    , 2012, the original issue date.

Interest

Interest on the notes will accrue at the rate of     % per year from and including December     , 2012 or the most recent interest payment date to which interest has been paid or provided for, and will be payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2013. We will pay interest to those persons who were holders of record of such notes on the first day of the month of each interest payment date: January 1, April 1, July 1 and October 1, the record date preceding each interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will not provide a sinking fund for the notes.

If any interest payment date or stated maturity date is not a business day, the payment otherwise required to be made on such date will be made on the next business day without any additional payment as a result of such delay. The term “business day” means, with respect to any note, any day, other than a Saturday, Sunday or any other day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close. All payments will be made in U.S. dollars.

Ranking

The notes will be our general unsecured senior obligations that rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally with all our other unsecured senior indebtedness. However, the notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of all of the foregoing and are subject to various business considerations. As a result, we may be unable to gain significant, if any, access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee. As of September 30, 2012, we had approximately $262.8 million of total long-term indebtedness. As of September 30, 2012, our subsidiaries had no long-term indebtedness, excluding intercompany indebtedness, and had not guaranteed any other indebtedness. As of September 30, 2012, we had approximately $97.9 million of consolidated secured, short-term indebtedness, all of which is held at our subsidiaries.

Maturity

The notes will mature on December 31, 2022.

Covenants

Under the indenture, we are also required to:

•	pay the principal, interest and any premium on the notes when due and deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium;
•

provide the trustee with a copy of the reports we must file the SEC pursuant to Section 13 or 15(d) of the Exchange Act no later than the time those reports must be filed with the SEC (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act); provided, that the filing of these reports with the SEC through its EDGAR database within the time periods for filing the same under the Exchange Act (taking into account any applicable grace periods provided thereunder) will satisfy our obligation to furnish those reports to the trustee; and

•	maintain our corporate existence and the corporate, partnership, limited liability company or other existence of each of our significant subsidiaries, subject to certain exceptions.

Merger, Consolidation and Sale of Assets

The indenture generally permits us to consolidate or merge with another entity. The indenture also permits us to sell all or substantially all of our property and assets. If this happens, the remaining or acquiring entity must assume all of our responsibilities and liabilities under the indenture including the payment of all amounts due on the notes and performance of the covenants in the indenture. However, we will only consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indenture. The remaining or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. When the successor assumes all of our obligations under the indenture, our obligations under the indenture will terminate.

Events of Default, Notice and Waiver

The following are events of default under the indenture for the notes:

•	failure by us to pay the principal of, or premium, if any, on any note when due, whether at maturity, upon redemption or otherwise;
•	failure by us to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;
•	failure by us to comply with our obligations under “—Merger, Consolidation and Sale of Assets” above;
•

failure by us to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 90 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•

a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $25 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•

failure by us or any of our subsidiaries, within 30 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $25 million, which are not stayed on appeal; and

•

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

Notwithstanding the paragraph above, for the first 365 days immediately following an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or (ii) our failure to comply with our reporting obligations to the trustee set forth under the second sub-bullet under the heading “—Covenants” above, the sole remedy for any such event of default shall be the accrual of additional interest on the notes at a rate per year equal to (i) 0.25% of the outstanding principal amount of the notes for the first 180 days following the occurrence of such event of default and (ii) 0.50% of the outstanding principal amount of the notes for the next 180 days after the first 180 days following the occurrence of such event of default, in each case, payable quarterly at the same time and in the same manner as regular interest on the notes. This additional interest will accrue on all outstanding notes from, and including the date on which such event of default first occurs to, and including, the 365th day thereafter (or such earlier date on which such event of default shall have been cured or waived). In addition to the accrual of such additional interest, on and after the 360th day immediately following an event of default relating to such reporting obligations, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest (through the allocation of a portion of the value of the notes to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

After any acceleration of the notes, the holders of a majority in aggregate principal amount of the notes by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any order or decree;
•	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and
•	certain amounts due to the trustee are paid.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•	in the payment of principal of, or interest or premium, if any, on, any note; or
•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under such indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder of notes a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or
•

is not in the payment or delivery of any amounts due (including principal or interest) with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of the holders.

Limitation on Suits

The indenture limits the right of holders of the notes to institute legal proceedings. No holder will have the right to bring a claim under the indenture unless:

•	the holder has previously given written notice to the trustee that an event of default with respect to the notes is continuing;
•

the holders of not less than 25% of the aggregate principal amount of the notes shall have made a written request to the trustee to pursue the claim and furnished the trustee, if requested, security or an indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply within 60 days of receipt of the request and the offer of security or indemnity; and
•	during such 60-day period, no direction inconsistent with a request has been given to the trustee by the holders of a majority of the aggregate principal amount of the notes.

Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Legal Defeasance and Covenant Defeasance

We may at any time elect to have all of our obligations discharged with respect to the outstanding notes (“legal defeasance”) except for the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on, such debt securities when such payments are due from the trust referred to below, and except for certain other obligations of the Company and certain other rights of the trustee under the indenture.

In addition, we may at any time elect to have our obligations released with respect to certain covenants and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities (“covenant defeasance”). In the event covenant defeasance occurs, certain events will no longer constitute an event of default with respect to the debt securities.

In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee for the benefit of the holders of the notes funds in amounts as will be sufficient to pay the principal of and premium, if any, and interest on the outstanding debt securities of such series on the stated date for payment thereof or on the applicable redemption date, as the case may be. In addition, we must deliver to the trustee certain opinions of counsel and officer’s certificate in connection with such defeasance, and we may not exercise such defeasance if certain defaults or events of default with respect to debt securities of such series have occurred and are continuing on the date of such deposit or if such defeasance would result in a breach or violation of, or constitute a default under, any material agreement or instrument to which we or any of our subsidiaries is a party or by which we or any of our subsidiaries are bound.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the notes, when:

either:

•	all the notes that have been authenticated have been delivered to the trustee for cancellation; or
•	all the notes that have not been delivered to the trustee for cancellation:
•	have become due and payable,
•	will become due and payable at their stated maturity within one year, or
•	are to be called for redemption within one year,

and we, in the case of the first, second and third sub-bullets above, have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of debt securities of such series, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness (including all principal, premium, if any, and interest) on such notes delivered to the trustee for cancellation (in the case of notes that have become due and payable on or prior to the date of such deposit) or to the stated maturity or redemption date, as the case may be,

•	we have paid or caused to be paid all other sums payable by us under the indenture with respect to the notes; and
•	we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

Modifications and Amendments

We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive by consent (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	reduce the percentage of principal amount of outstanding notes whose holders must consent to an amendment, supplemental indenture or waiver;
•	reduce the rate of interest on any note;
•	reduce the principal amount of or the premium, if any, on any note or change the stated maturity of any note;
•	change the place, manner, timing or currency of payment of principal of, or premium, if any, or interest on, any note;
•	make any change in the ranking provisions of the indenture that adversely affects the rights of any holders of the notes;
•

waive a default or event of default in the payment of the principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in principal amount of the outstanding notes and a waiver of the payment default that resulted from such acceleration);

•

make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

•	waive a redemption payment with respect to any note or changes any of the provisions with respect to the redemption of any note;
•	make any change in any amendment and waiver provision; or
•	make any change to the timing of payment of principal or interest on any notes.

We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

•	to cure any ambiguity, defect, mistake or inconsistency;
•	to comply with the terms set forth under “– Merger, Consolidation and Sale of Assets,” above;
•	to provide for uncertificated notes in addition to or in place of certificated notes;
•

to evidence the assumption of our obligations under the indenture and the notes, by a successor thereto in the case of a consolidation or merger or a sale of all or substantially all of our properties or assets;

•

to comply with the provisions of any clearing agency, clearing corporation or clearing system, or the requirements of the trustee or the registrar, relating to transfers and exchanges of the notes pursuant to this Indenture;

•

to make any change that would provide any additional rights or benefits to the holders of the notes, that would surrender any right, power or option conferred on us by the indenture or that does not adversely affect in any material respect the legal rights of any holder of the notes;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;
•	to secure or provide guarantees of our obligations under the notes and the indenture; or
•

to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the notes and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one trustee.

We and the trustee may also enter into a supplemental indenture without the consent of holders of the notes in order to conform the indenture or the notes to the “Description of Notes” contained in this prospectus supplement.

Trustee

The trustee for the notes is U.S. Bank National Association. We have appointed the trustee as the paying agent, and registrar with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The trustee and its affiliates have in the past provided or may from time to time in the future provide banking and other services to us in the ordinary course of their business. U.S. Bancorp Investments, Inc., an affiliate of the Trustee, is one of the underwriters.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

Denominations, Interest, Registration and Transfer

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $25 principal amount, in the form of global securities. We will not impose a service charge in connection with any transfer or exchange of any note. See “—Global Notes; Book-Entry Form” for a description of transfer restrictions that apply to the notes.

Global Notes; Book-Entry Form

Global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or a nominee of DTC.

Beneficial interests in a global note may be held directly through DTC if the holder is a participant in DTC or indirectly through organizations that are participants in DTC.

Except in the limited circumstances described below and in “—Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Investors may elect to hold interests in the global notes through either DTC in the U.S. or Clearstream or Euroclear in Europe if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global note.

Payments of principal, premium, if any, and interest under each global note will be made to DTC or its nominee as the registered owner of such global note. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

The information in this section concerning DTC, DTC’s book-entry system, Clearstream and Euroclear has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Neither we nor the trustee will be liable or responsible for DTC, Euroclear or Clearstream.

Certificated Securities

The trustee will exchange beneficial interests in a global note for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global note or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 120 days;

•	we, at our option, notify the trustee that we have elected to cause the issuance of notes in definitive form under the indenture; or
•	an event of default has occurred and is continuing.

Settlement and Payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of the notes. This summary is generally limited to holders that acquire the notes pursuant to this offering at their initial offering price and hold the notes as “capital assets” (generally, property held for investment) for United States federal income tax purposes. This discussion does not describe all of the United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the United States federal alternative minimum tax, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, U.S. holders (as defined below) whose functional currency is not the United States dollar, and persons that hold the notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.

The United States federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Department of Treasury (“Treasury”) regulations, court decisions, and rulings and pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change, or differing interpretations at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;
•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership or an entity treated as a partnership for United States federal income tax purposes.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of the notes.

This summary does not address the tax consequences arising under any state, local, or foreign law. Furthermore, this summary does not consider the effect of the United States federal estate or gift tax laws.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situation, as well as any tax consequences arising under the United States federal estate or gift tax rules or under the laws of any state, local, or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Payments of Interest

Payments of interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. holder’s regular method of tax accounting).

Original Issue Discount

It is expected that the notes will not be issued with an issue price that is less than their stated principal amount by more than the statutory de minimis amount. As a result, the notes will not be subject to the original issue discount (“OID”) rules. If, however, the stated principal amount of the notes exceeds their issue price by more than the statutory de minimis amount, U.S. holders will be required to include OID in income for United States federal income tax purposes as it accrues under a constant yield method, regardless of such U.S. holders’ method of accounting. As a result, U.S. holders may be required to include OID in taxable income prior to the receipt of cash by such U.S. holders.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

A U.S. holder will generally recognize gain or loss on the sale, redemption, exchange or other taxable disposition of a note in an amount equal to the difference between (i) the proceeds received by the holder in exchange for such note (less an amount attributable to any accrued but unpaid interest, which will be treated as a payment of interest for United States federal income tax purposes) and (ii) the U.S. holder’s adjusted tax basis in the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. In general, a U.S. holder’s adjusted tax basis in a note will equal the amount paid for the note. Such gain or loss recognized by a U.S. holder on a disposition of a note will be capital gain or loss and will be long-term capital gain or loss if the holder held the note for more than one year. Under current United States federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult with their own tax advisors concerning these tax law provisions.

Medicare Tax

For taxable years beginning after December 31, 2012, new Section 1411 of the Code generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest (including interest paid with respect to a note), dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, redemption, exchange or other taxable disposition of a note) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Information Reporting and Backup Withholding

Unless a U.S. holder is an exempt recipient, such as a corporation, payments made with respect to the notes or proceeds from the disposition of the notes may be subject to information reporting and may also be subject to United States federal backup withholding at the applicable rate if a U.S. holder fails to comply with applicable United States information reporting and certification requirements.

Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Subject to the discussions below concerning backup withholding and the Foreign Account Tax Compliance Act, interest paid on a note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to United States federal income tax or withholding tax; provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder; we or our agent do not have actual knowledge or reason to know that the beneficial owner of the note is a United States person; and provided that the non-U.S. holder:

•	does not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;
•	is not a controlled foreign corporation for United States federal income tax purposes that is related to us actually or by attribution through stock ownership;
•	is not a bank that acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and
•

either (a) provides the proper variant of Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-United States status in compliance with applicable law and regulations; or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% United States federal tax withholding unless (i) the interest is effectively connected with a United States trade or business of such non-U.S. holder and such non-U.S. holder satisfies the applicable certification requirements (as discussed below) or (ii) such holder provides us with a properly executed variant of IRS Form W-8 claiming an exemption from (or reduction of) withholding under the benefit of a treaty.

If interest on a note is effectively connected with a United States trade or business of a non-U.S. holder and, if a tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder within the United States, the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Forms W-8BEN (or newly proposed Form W-8BEN-E), W-8ECI, W-8IMY, or W-8EXP) and generally will be subject to United States federal income tax on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

Subject to the discussions below concerning backup withholding and the Foreign Account Tax Compliance Act, any gain recognized by a non-U.S. holder on the disposition of a note (other than amounts attributable to accrued and unpaid interest, which are treated as described under “—Non-U.S. Holders—Payments of Interest”) generally will not be subject to United States federal income tax or withholding, unless:

•

the gain is effectively connected with the conduct of a United States trade or business of the non-U.S. holder (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States by the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of that disposition, and certain other conditions are met; or
•	the non-U.S. holder is subject to Code provisions applicable to certain United States expatriates.

A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the disposition of the notes.

Information Reporting and Backup Withholding

Non-U.S. holders may be required to comply with certain certification procedures to establish that the holder is not a United States person in order to avoid information reporting and backup withholding with respect to payments on the notes or proceeds from the disposition of the notes. Information returns generally will be filed with the IRS, however, in connection with payments of interest on the notes to non-U.S. holders.

Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished timely to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.

Foreign Account Tax Compliance Act (“FATCA”)

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (generally certain U.S.-source income, including interest and dividends, and the gross proceeds from the sale or other disposition of assets producing such income) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The IRS has issued proposed regulations extending the FATCA grandfather date such that FATCA withholding tax would not apply to any debt obligation issued before, and not the subject of a significant modification on or after, January 1, 2013. If these proposed regulations are adopted in their current form, FATCA withholding will not be required on the notes assuming as expected the notes are issued on or before December 31, 2012.

The United States federal income tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

UNDERWRITING (CONFLICTS OF INTEREST)

Stifel Nicolaus, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Stifel, Nicolaus & Company, Incorporated	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Keefe, Bruyette & Woods, Inc.
JMP Securities LLC
U.S. Bancorp Investments, Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We intend to apply to list the notes on the NYSE and expect trading in the notes to begin within 30 days of December     , 2012, the original issue date. We have been advised by the underwriters that they presently intend to make a market in the notes should the notes not be approved for listing. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Option to Purchase Additional Notes

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $             principal amount of the notes from us at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase an additional principal amount approximately proportionate to such underwriter’s initial purchase commitment.

No Sales of Similar Securities

We have agreed that we will not, for a period of thirty days after the date of this offering memorandum, without first obtaining the prior written consent of the representatives, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

Conflicts of Interest

Stifel Nicolaus, our broker-dealer subsidiary, is a member of the FINRA and will participate in the distribution of the notes. Since we own more than 10% of the common equity of Stifel Nicolaus, a “conflict of interest” exists for Stifel Nicolaus within the meaning of FINRA Rule 5121(f)(5)(B). Additionally, Stifel Nicolaus and one or more of its affiliates, as defined in FINRA Rule 5121, will have a conflict of interest as defined in Rule 5121(f)(5)(c)(ii) due to the receipt of more than 5% of the net offering proceeds. Accordingly, this offering will be conducted pursuant to Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because the securities offered are investment grade rated or are securities in the same series that have equal rights and obligations as investment grade rated securities. To comply with Rule 5121, the underwriters will not confirm sales of the securities to any account over which Stifel Nicolaus exercises discretionary authority without the prior written approval of the customer.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and an affiliate of U.S. Bancorp Investments, Inc. are co-lenders under a $50 million unsecured revolving credit facility and secured, short-term lines of credit available to us. See “Description of Certain Indebtedness” for additional details. See also “Summary—Recent Developments” for a description of the Merger Agreement between us and KBW, an affiliate of Keefe, Bruyette & Woods, Inc.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus supplement is part of a registration statement (File No. 333-178969) we have filed with the SEC under the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus supplement. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus supplement. The registration statement may be inspected by anyone without charge at the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549.

We and KBW file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our and KBW’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. The reports and other information we file with the SEC also are available through our website, www.stifel.com. The reports and other information KBW files with the SEC are also available through its website, www.kbw.com. The information contained on our and KBW’s websites does not constitute a part of this prospectus supplement or the accompanying prospectus.

The SEC allows “incorporation by reference” into this prospectus supplement of information that we and KBW file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus supplement and any information filed by us and KBW, as applicable, with the SEC subsequent to the date of this prospectus supplement will automatically be deemed to update and supersede this information.

The following documents, which we filed with the SEC, are incorporated by reference into this prospectus supplement:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the information incorporated by reference from our definitive proxy statement relating to our annual meeting of stockholders;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012;
•

our Current Reports on Form 8-K filed on January 18, 2012, January 19, 2012, January 23, 2012, March 19, 2012, June 6, 2012, August 10, 2012, November 5, 2012 and November 9, 2012 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise); and

•	description of our common stock contained in our registration statement filed pursuant to Section 12 of the Exchange Act.

The following documents, which were filed by KBW with the SEC, are incorporated by reference into this prospectus supplement:

•

KBW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the information incorporated by reference from KBW’s definitive proxy statement relating to KBW’s annual meeting of stockholders;

•	KBW’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012; and
•

KBW’s Current Reports on Form 8–K filed on January 27, 2012, February 23, 2012, March 2, 2012, June 13, 2012, November 5, 2012, November 9, 2012, November 29, 2012 and December 14, 2012 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise).

Any filings made by us or KBW with the SEC in accordance with Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, on or after the date of this prospectus supplement and before the termination of the offering, are also incorporated by reference.

We have supplied all information contained or incorporated by reference in this prospectus supplement relating to our company and KBW has supplied all such information relating to KBW.

Documents incorporated by reference are available from the applicable company without charge, excluding all exhibits unless the applicable company has specifically incorporated by reference an exhibit in this prospectus supplement. You may obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from the applicable company at the following addresses and telephone numbers:

Stifel Financial Corp. Attention: Investor Relations 501 North Broadway St. Louis, Missouri 63102 (314) 342-2000	KBW, Inc. Attention: Alan Oshiki c/o King Worldwide Investor Relations 48 Wall Street, 32nd Floor New York, NY 10005 (866) 529-2339

LEGAL MATTERS

Certain legal matters with regard to the notes offered by this prospectus supplement will be passed upon by Bryan Cave LLP, St. Louis, Missouri, counsel to Stifel Financial Corp. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of Stifel Financial Corp. incorporated by reference in Stifel Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2011 and the effectiveness of Stifel Financial Corp.’s internal control over financial reporting as of December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of KBW, Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated in this prospectus supplement by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

PROSPECTUS

STIFEL FINANCIAL CORP.

Common Stock • Preferred Stock • Debt Securities • Warrants •

Depositary Shares • Subscription Rights • Stock Purchase Contracts

Stock Purchase Units • Stock Appreciation Rights

We may offer from time to time shares of our common stock, shares of our preferred stock, senior debt securities, subordinated debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units, or stock appreciation rights covered by this prospectus independently or together in any combination that may include other securities set forth in an accompanying prospectus supplement, for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future time.

We will provide specific terms of any offering of these securities in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any supplement carefully before you invest in any of our securities.

Our common stock is traded on the New York Stock Exchange (“NYSE”) and the Chicago Stock Exchange (“CSX”) under the symbol “SF.” Unless we state otherwise in a prospectus supplement, we will not list any of the preferred stock, debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units, or stock appreciation rights on any securities exchange.

Our principal executive offices are located at 501 North Broadway, St. Louis, Missouri, 63102 and our telephone number is (314) 342-2000.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 4 of this prospectus and in our most recent Annual Report on Form 10-K, which is incorporated herein by reference, as well as in any of our subsequently filed quarterly or current reports that are incorporated herein by reference and in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We or any selling security holder may offer and sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is January 11, 2012.

You should rely only on the information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of such documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus and applicable prospectus supplements in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Each prospectus supplement may also add, update or change information contained in this prospectus.

Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with additional information described under the heading “Where You Can Find Additional Information.”

Unless the context indicates otherwise, all references in this prospectus to “Stifel,” “the Company,” “our company,” “us,” “we” and “our” refer to Stifel Financial Corp. and its wholly-owned subsidiaries, including Stifel Bank & Trust (“Stifel Bank”).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (other than the portions provided pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) after the date of this prospectus and prior to the termination of the offering under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2010;

•	our Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders filed with the SEC on April 18, 2011;

•

our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed with the SEC on May 10, 2011, our Quarterly Report on Form 10-Q for the three months ended June 30, 2011, filed with the SEC on August 9, 2011, our Quarterly Report on Form 10-Q/A for the three months ended June 30, 2011, filed with the SEC on August 10, 2011, and our Quarterly Report on Form 10-Q for the three months ended September 30, 2011, filed with the SEC on November 9, 2011; and

•

our Current Reports on Form 8-K filed with the SEC on January 18, 2011, March 8, 2011, April 1, 2011, April 7, 2011, June 3, 2011, June 9, 2011, June 22, 2011, June 27, 2011, July 25, 2011, August 11, 2011, September 23, 2011 and October 3, 2011 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise).

We maintain a website at www.stifel.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. You should direct requests for documents by telephone to (314) 342-2000 or by mail to Stifel Financial Corp., 501 North Broadway, St. Louis, Missouri 63102, attention: Corporate Secretary.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, that are based upon our current expectations and projections about future events. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect” and similar expressions. All statements in this prospectus and the information incorporated by reference herein not dealing with historical results are forward-looking and are based on various assumptions. The forward-looking statements in this prospectus and the information incorporated by reference herein are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include: our ability to successfully integrate acquired companies; a material adverse change in our financial condition; the risk of borrower, depositor and other customer attrition; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; the outcome of various governmental investigations and third-party litigation; other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting our operations, pricing and services; and the risks and other factors set forth in the “Risk Factors” section of this prospectus, including those risks and other factors that are incorporated by reference herein. Forward-looking statements speak only as to the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. We disclaim any intent or obligation to update these forward-looking statements.

THE COMPANY

We are a financial holding company headquartered in St. Louis. Our principal subsidiary is Stifel, Nicolaus & Company, Incorporated, a full-service retail and institutional brokerage and investment banking firm. Our other subsidiaries include Thomas Weisel Partners LLC, a registered broker-dealer firm; Century Securities Associates, Inc., an independent contractor broker-dealer firm; Stifel Nicolaus Europe Limited, our European subsidiary; Stifel Nicolaus Canada, Inc., our registered Canadian broker-dealer subsidiary; and Stifel Bank & Trust, a retail and commercial bank.

With our century-old operating history, we have built a diversified business serving private clients, investment banking clients and institutional investors. Our principal activities are:

•	Private client services, including securities transaction and financial planning services;

•	Institutional equity and fixed income sales, trading and research, and municipal finance;

•	Investment banking services, including mergers and acquisitions, public offerings and private placements; and

•	Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional and corporate clients quality, personalized service, with the theory that if we place clients’ needs first, both our clients and our company will prosper. Our unwavering client and employee focus have earned us a reputation as one of the leading brokerage and investment banking firms off Wall Street.

We have grown our business both organically and through opportunistic acquisitions, including our acquisition of the capital markets business of Legg Mason from Citigroup in 2005; our acquisitions of Ryan Beck & Co., Inc. in February 2007 and FirstService Bank in April 2007; our acquisition of ButlerWick & Co., Inc. in 2008; our acquisition of 56 branches from the UBS Wealth Management Americas branch network in 2009; our acquisition of Thomas Weisel Partners Group, Inc. in July 2010; and our acquisition of Stone & Youngberg in October 2011. Throughout the course of these integrations, our highly variable cost structure has enabled us to achieve consistent core earnings profitability while growing net revenue for 15 consecutive years.

We primarily operate our business through two segments, Global Wealth Management and Institutional Group. Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bank. The Private Client Group provides securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to our clients through Stifel Bank. Stifel Bank provides residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

Our Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions, with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

For the year ended December 31, 2010, Global Wealth Management net revenues increased 41.5% to $843.3 million from $596.0 million in 2009. For the nine months ended September 30, 2011, Global Wealth Management net revenues increased 12.6% to a record $683.6 million from $606.8 million for the comparable period in 2010. For the year ended December 31, 2010, Institutional Group net revenues increased 9.8% to $541.8 million from $494.1 million in 2009. For the nine months ended September 30, 2011, Institutional Group net revenues decreased 0.7% to $373.2 million from $375.9 million for the comparable period in 2010.

We believe that our Global Wealth Management segment provides balance with respect to our Institutional Group segment and creates a stable base of revenue that helps us achieve consistent profitability through market cycles.

Our customers include individuals, corporations, municipalities, and institutions. Although we have customers throughout the United States, our major geographic areas of concentration are in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast, and Western United States. No single client accounts for a material percentage of any segment of our business. Our inventory, which we believe is of modest size and intended to turn over quickly, exists to facilitate order flow and support the investment strategies of our clients. Although we do not engage in significant proprietary trading for our own account, the inventory of securities held to facilitate customer trades and our market-making activities are sensitive to market movements. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket. We believe that our broad platform, fee-based revenues, and strong distribution network position us well to take advantage of current trends within the financial services sector.

RISK FACTORS

An investment in our securities involves risks. We urge you to consider carefully the risks described in the documents incorporated by reference in this prospectus and, if applicable, in any prospectus supplement used in connection with an offering of our securities, before making an investment decision, including those risks identified under “Risk Factors” in Item 1A of Part I in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus and which may be amended, supplemented or superseded from time to time by other reports that we subsequently file with the SEC. Additional risks, including those that relate to any particular securities we offer, may be included in a prospectus supplement or free writing prospectus that we authorize from time to time, or that are incorporated by reference into this prospectus or a prospectus supplement.

Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. Additional risks not presently known to us or that we currently deem immaterial also may impair our business and operations or cause the price of our securities to decline.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds of any offering of securities sold by us for general corporate purposes. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that the securities are sold by a selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges presented below should be read together with the consolidated financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the period ended September 30, 2011 and our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense plus the interest component of lease rental expense.

	Year Ended December 31,					Nine Months Ended September 30,

	2006(1)	2007(1)	2008(1)	2009	2010(2)	2010		2011(4)

Ratio of earnings to fixed charges	2.08x	2.35x	4.16x	5.56x	0.99x	__	(3)	3.84x

(1) For the years ended December 31, 2006, 2007 and 2008, we recorded merger-related after-tax expenses of $24.2 million, $34.6 million and $15.9 million, respectively.

(2) For the year ended December 31, 2010, we recorded a non-cash charge of $106.4 million after-tax related to the acceleration of deferred compensation in the third quarter of 2010 as a result of a modification of our deferred compensation plan and merger-related after-tax expenses of $16.5 million related to the merger with Thomas Weisel Partners Group, Inc.

(3) For the nine months ended September 30, 2010, we recorded merger-related after-tax expenses of $116.9 million. Our earnings were insufficient to cover fixed charges by $67 million for the nine months ended September 30, 2010.

(4) For the nine months ended September 30, 2011, we recorded litigation-related and certain merger-related after-tax expenses of $29.4 million.

DESCRIPTION OF THE SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	shares of common stock, which may be voting or non-voting;

•	shares of preferred stock, which may be voting or non-voting;

•	debt securities, which may be senior or subordinated, convertible into shares or our capital stock and secured or unsecured;

•	warrants;

•	depositary shares;

•	subscription rights;

•	stock purchase contracts;

•	stock purchase units; or

•	stock appreciation rights.

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units or stock appreciation rights that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and net proceeds to us will be contained in the prospectus supplement and other filings relating to such offering.

PLAN OF DISTRIBUTION

General

We may sell the securities covered by this prospectus in one or more of the following ways from time to time, including without limitation:

•	to or through underwriters for resale to the purchasers, which underwriters may act directly or through a syndicate represented by one or more managing underwriters;

•	directly to one or more purchasers, through a specific bidding, auction or other process;

•	through agents or dealers;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	in exchange for outstanding indebtedness; or

•	through a combination of any of these methods of sale.

A prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the terms of the offering;

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any delayed delivery arrangements;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may directly solicit offers to purchase securities, or agents may be designated to solicit such offers. We will, in the prospectus supplement relating to such offering, name any agent that could be viewed as an underwriter under the Securities Act and describe any commissions that we must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If any underwriters or agents are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement or other agreement with them at the time of sale to them, and we will set forth in the prospectus supplement relating to such offering the names of the underwriters or agents and the terms of the related agreement with them.

If a dealer is utilized in the sale of the securities in respect of which the prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements which they may enter into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Market-Making, Stabilization and Other Transactions

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

There is currently no market for any of the offered securities, other than the common stock which is listed on the NYSE and the CSX. If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of any of the preferred stock, debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units, or stock appreciation rights on any securities exchange; any such listing with respect to any particular security will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

SELLING SECURITY HOLDERS

Selling security holders are persons or entities that, directly or indirectly, have acquired or will from time to time acquire from us, preferred stock, debt securities, warrants, depositary shares, subscription rights, stock purchase contracts, stock purchase units, or stock appreciation rights in various private transactions. Such selling security holders may be parties to registration rights agreements with us, or we otherwise may have agreed or will agree to register their securities for resale. The initial purchasers of our securities, as well as their transferees, pledges, donees or successors, all of whom we refer to as “selling security holders,” may from time to time offer and sell the securities pursuant to this prospectus and any applicable prospectus supplement.

Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, and in filings we make with the SEC under the Securities Exchange Act of 1934, as amended, which we incorporate by reference into this registration statement.

LEGAL MATTERS

In connection with particular offerings of our securities in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of such securities will be passed upon for Stifel Financial Corp. by Bryan Cave LLP, St. Louis, Missouri.

EXPERTS

The consolidated financial statements of Stifel Financial Corp. appearing in Stifel Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Stifel Financial Corp.’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$

STIFEL FINANCIAL CORP.

    % Senior Notes due December 2022

PROSPECTUS SUPPLEMENT

Stifel Nicolaus Weisel

BofA Merrill Lynch

Morgan Stanley

Keefe, Bruyette & Woods

JMP Securities

US Bancorp

December     , 2012